   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                    ADVANCED DIGITAL INFORMATION CORPORATION
             (Exact name of registrant as specified in its charter)

                  WASHINGTON                                        91-1618616
(State or other jurisdiction of incorporation        (I.R.S. Employer Identification Number)
                or organization)

                               10201 WILLOWS ROAD
                           REDMOND, WASHINGTON 98052
                                 (206) 881-8004
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               PETER H. VAN OPPEN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    ADVANCED DIGITAL INFORMATION CORPORATION
                               10201 WILLOWS ROAD
                           REDMOND, WASHINGTON 98052
                                 (206) 881-8004
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ------------------------------------

                                   COPIES TO:

              LINDA A. SCHOEMAKER                             LAIRD H. SIMONS III
                RICHARD C. SOHN                                ROBERT A. FREEDMAN
                  PERKINS COIE                                 FENWICK & WEST LLP
         1201 THIRD AVENUE, 40TH FLOOR                        TWO PALO ALTO SQUARE
         SEATTLE, WASHINGTON 98101-3099                   PALO ALTO, CALIFORNIA 94306
                 (206) 583-8888                                  (415) 494-0600

                      ------------------------------------

    Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
________________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                   PROPOSED MAXIMUM        PROPOSED MAXIMUM
TITLE OF EACH CLASS               AMOUNT TO BE    OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
OF SECURITIES TO BE REGISTERED    REGISTERED(1)          SHARE                 PRICE(2)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, no par value(3)       1,983,750          $19.9375               $39,551,016            $11,986
=================================================================================================================

(1) Includes 258,750 shares issuable upon exercise of the Underwriters' over-allotment option.
(2) Computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sale prices of the Common Stock on February 12, 1997.
(3) Includes associated preferred stock purchase rights. Prior to the occurrence of certain events, such rights will not be evidenced or traded separately from the Common Stock.

                      ------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 18, 1997

PROSPECTUS
----------

                                1,725,000 SHARES

                                  [ADIC LOGO]

                                  COMMON STOCK

     Of the 1,725,000 shares of Common Stock offered hereby, 1,700,000 shares are being sold by Advanced Digital Information Corporation (the "Company") and 25,000 shares are being sold by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders."

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol ADIC. On February 14, 1997, the last reported sale price of the Common Stock was $21.00 per share. See "Price Range of Common Stock."

                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)       SHAREHOLDER
------------------------------------------------------------------------------------------------
Per Share..............         $                 $                 $                 $
------------------------------------------------------------------------------------------------
Total(3)...............         $                 $                 $                 $
================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 258,750 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about           , 1997, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST                                               DAIN BOSWORTH
                                                                INCORPORATED

            , 1997

                               INSIDE FRONT COVER

     GRAPHIC ENTITLED "CLIENT/SERVER BACKUP FOR WINDOWS NT, NETWARE, AND UNIX NETWORKS," DEPICTING IN DIAGRAMS USE OF THE COMPANY'S TAPE LIBRARY PRODUCTS IN A DISTRIBUTED BACKUP AND CENTRALIZED BACKUP CLIENT/SERVER ENVIRONMENT.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

     ADIC(TM), VLS(TM) and Scalar(R) are trademarks of the Company. DLT(TM) is a trademark of Quantum Corporation. This Prospectus also contains other trademarks and trade names, which are the property of their respective holders.

        Two-page Gatefold entitled "Protecting Data Worldwide" including narrative descriptions of a cross-section of Company clients in seven industry segments and their use of the Company's products.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Advanced Digital Information Corporation ("ADIC" or the "Company") is a leading provider of automated tape libraries and standalone tape drives used to back up and archive electronic data in client/server network computing environments. The Company integrates proprietary electro-mechanical robotics, electronics hardware and firmware with technologically advanced tape drives manufactured by third parties to provide highly automated data storage protection. When used with third-party storage management software, the Company's products can perform sophisticated backup and archiving of electronic data residing across a network of PCs, workstations and servers with minimal human intervention. The Company's product family operates in both PC-based (Windows NT and Novell NetWare) and UNIX environments and provides data storage capacity ranging from four gigabytes to over three terabytes.

     As organizations shift their core business processes to network computing environments and as data-intensive software applications continue to proliferate, the data stored on client/server networks is growing in both volume and value. These trends have driven the rapidly growing market for data backup and archiving solutions for protection of an organization's critical data. To address this market, ADIC offers what it believes is the industry's broadest range of automated tape library and standalone tape drive products for the client/server network marketplace with end-user list prices ranging from approximately $2,000 to over $75,000. The Company's broad product family provides both end users and channel partners with "one-stop shopping" for products, service and support. The Company's strategy is to work closely with leading tape drive and storage management software developers and rapidly develop products incorporating state-of-the-art technologies. The Company currently offers automated tape libraries based on DLT, 4mm/DAT and 8mm magnetic tape drive technologies. The Company also maintains product compatibility with over 50 storage management software applications.

     The Company deploys an extensive sales, marketing and technical support infrastructure to address the market for client/server network storage peripherals. The Company's end users range in size from large multinational companies to small businesses and are geographically dispersed with 36.0% of net sales in fiscal 1996 derived from outside the United States. The Company leverages multiple distribution channels, including domestic and international distributors, value-added resellers ("VARs") and original equipment manufacturers ("OEMs"). In particular, the Company believes that its distribution relationships and brand name recognition position it well to take advantage of the growth of PC-based client/server computing environments, including those based on Windows NT.

     The Company was incorporated under the laws of the state of Washington in August 1984 and was acquired by Interpoint Corporation ("Interpoint") in February 1994. In October 1996, Interpoint distributed all the shares of the Company's Common Stock to Interpoint shareholders and ADIC became an independent publicly traded company (the "Distribution"). Interpoint was subsequently acquired by Crane Co. See Note 1 of Notes to Consolidated Financial Statements. The Company's executive offices are located at 10201 Willows Road, Redmond, Washington 98052, and its telephone number is (206) 881-8004.

                                  THE OFFERING

Common Stock offered by the Company.................    1,700,000 shares
Common Stock offered by the Selling Shareholder.....    25,000 shares
Common Stock to be outstanding after the offering...    9,859,176 shares(1)
Use of proceeds.....................................    Working capital and other general
                                                        corporate purposes
Nasdaq National Market symbol.......................    ADIC

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         THREE MONTHS
                                                                YEARS ENDED OCTOBER 31,                ENDED JANUARY 31,
                                                          -----------------------------------        ---------------------
                                                          1994(2)       1995(2)       1996(2)        1996(2)        1997
                                                          -------       -------       -------        -------       -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................    $20,083       $31,716       $58,957        $10,606       $20,069
Gross profit..........................................      6,588         9,609        17,070          2,994         5,971
Operating profit (loss)...............................        (39)          511         5,682            544         2,292
Net income (loss).....................................    $   (42)      $   292       $ 3,430        $   292       $ 1,661
Pro forma average number of common and common
  equivalent shares outstanding(3)....................                    8,010         8,274
Pro forma net income per share(3).....................                  $  0.04       $  0.41
Average number of common and common equivalent shares
  outstanding.........................................                                                               8,350
Net income per share..................................                                                             $  0.20

                                                                                    QUARTER ENDED
                                                          ------------------------------------------------------------------
                                                                            FISCAL 1996(2)                       FISCAL 1997
                                                          ---------------------------------------------------    -----------
                                                          JANUARY 31,    APRIL 30,    JULY 31,    OCTOBER 31,    JANUARY 31,
                                                             1996          1996         1996         1996           1997
                                                          -----------    ---------    --------    -----------    -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................      $10,606       $13,779     $15,186       $19,386        $20,069
Gross profit..........................................        2,994         3,735       4,253         6,088          5,971
Operating profit......................................          544         1,203       1,554         2,381          2,292
Net income............................................      $   292       $   716     $   933       $ 1,489        $ 1,661

                                                                                                JANUARY 31, 1997
                                                                                            ------------------------
                                                                                            ACTUAL    AS ADJUSTED(4)
                                                                                            -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................................................  $ 6,796      $ 40,143
Working capital...........................................................................   27,185        60,532
Total assets..............................................................................   37,492        70,839
Long-term debt............................................................................       --            --
Total shareholders' equity................................................................   29,105        62,452

---------------

(1) Based on the number of shares outstanding as of January 31, 1997. Excludes
    (i) 691,408 shares of Common Stock issuable as of January 31, 1997 upon the exercise of outstanding options at a weighted average exercise price of $8.52 per share and (ii) 252,500 shares of Common Stock reserved for future issuance as of January 31, 1997 under the Company's 1996 Stock Option Plan (the "1996 Plan"). See "Capitalization" and Note 6 of Notes to Consolidated Financial Statements.

(2) Reflects the Company's results of operations as a wholly owned subsidiary of Interpoint, except for the period subsequent to October 15, 1996. The Company was acquired by Interpoint in February 1994 in a transaction accounted for as a pooling of interests. Results of operations for periods prior to October 15, 1996 include allocations of corporate expenses and interest expense on intercompany borrowings.

(3) Unaudited pro forma net income per share for the fiscal year ended October 31, 1995 is calculated based on the number of shares of Interpoint common stock outstanding at June 30, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, based on the number of ADIC stock options outstanding as a result of the Distribution. Unaudited pro forma net income per share for the fiscal year ended October 31, 1996 is calculated based on the number of shares of ADIC Common Stock outstanding at October 31, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, at the same date.

(4) Adjusted to reflect the sale of the 1,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

     Potential Fluctuations in Quarterly Results; Seasonality. The Company's quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors such as increased competition and pricing pressure, timing of new product announcements and releases by the Company and its competitors, shifts in product or channel mix, the rate of growth in the data storage market, market acceptance of new and enhanced versions of the Company's products, timing and levels of operating expenses, size and timing of significant customer orders, gain or loss of significant customers or distributors, currency fluctuations, personnel changes and economic conditions in general. Any unfavorable change in these or other factors could have a material adverse effect on the Company's results of operations for a particular quarter.

     In particular, quarterly revenue and operating results depend on the volume and timing of orders received during the quarter. A significant majority of the Company's revenue in each quarter results from orders during that quarter. The Company historically has operated with little order backlog and, due to the nature of its business, does not anticipate that it will have significant backlog in the future. The Company's operating expense levels are, in the short term, largely fixed and are based, in part, on expectations regarding future revenue. Thus, if the Company's revenue falls below its expectations, the Company's results of operations could be disproportionately affected. Because of the relatively large dollar size of orders from the Company's distributors, delay in the placing of a small number of orders could have a significant impact on the Company's results of operations for a particular period. See "-- Customer Concentration."

     The Company's quarterly revenue and results of operations have been and may continue to be affected by seasonal trends, which often result in lower revenue in the first quarter of each fiscal year compared to the fourth quarter of the previous year, due to customer purchasing and budgetary practices and the Company's sales commission and budgetary structure. There can be no assurance that seasonal trends in customer purchasing will not materially adversely affect the Company's results of operations in future quarters. Consequently, operating results in any period should not be considered indicative of the results to be expected for any future period. There can be no assurance that the Company's revenue will increase, that its recent levels of quarterly revenue and net income will be sustained, or that the Company will achieve profitability in any future period. In addition, it is likely that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Information."

     Increasing Competition and Potentially Declining Prices. The market for network data storage peripherals in general, and automated tape libraries in particular, is intensely competitive, fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products they offer. As the Company offers a broad range of automated tape library and complementary products, it tends to have a large number of competitors which differ depending on the particular product format and performance level. With respect to 4mm/DAT products, the Company believes it competes with Hewlett-Packard Company ("Hewlett-Packard"), Seagate, Sony Electronics Inc. ("Sony") and Spectra Logic. With respect to DLT products, the Company believes ATL Products, Inc., Breece Hill, Overland Data, Qualstar, Quantum Corporation ("Quantum") and StorageTek comprise its competition. With respect to 8mm products, the Company believes its competition is represented by Exabyte, Qualstar, Spectra Logic and StorageTek. Since there are relatively low barriers to entry into the automated tape library market, the Company anticipates increased competition from other sources, ranging from emerging to established companies, including large system OEMs. Many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than the Company. The Company's competitors may develop new technologies and products that are more effective than the Company's products. In addition, competitive products may be manufactured and marketed more successfully than the Company's products. Such developments could render the Company's products less competitive or obsolete, and could have a material adverse effect on the Company's business, financial condition and ability to market the Company's products as currently contemplated. The Company believes the primary competitive factors in the market for network data storage products are performance, reliability, breadth of product line, distribution strength, product availability and price, as well as customer issues, including technical and sales support.

     The markets for the Company's products are characterized by significant price competition, and the Company anticipates that its products will face increasing price pressure. This pressure could result in significant price erosion, reduced gross profit margins and loss of market share, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Product Concentration. The Company derived a significant majority of its revenue in fiscal 1996 and the three months ended January 31, 1997 from the sale of its DLT-related products, including associated media, and the Company expects to continue to derive a substantial portion of its revenue from these products for the foreseeable future. As a result, the Company's future operating results are significantly dependent upon continued market acceptance of such products. There can be no assurance that the Company will successfully develop new products utilizing DLT technology or that such products will find market acceptance or meet customer expectations or that other technologies will not replace, in whole or in part, DLT technology. The Company's DLT products may be rendered obsolete by future technical advances by the Company's competitors or by certain of its suppliers, distributors or resellers. The failure of the Company to maintain and enhance the capabilities of its current DLT products or to introduce new products successfully into the market could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Technological Changes and Dependence on New Product Development" and "Business -- Products."

     Dependence on Certain Suppliers. The Company does not possess proprietary data storage drive technology and, consequently, depends on a limited number of third-party manufacturers for the drives that are incorporated into its products. These suppliers include Quantum, Sony and Hewlett-Packard. In some cases, these manufacturers are sole source providers of the drive technology and competitors of the Company in that they market their own tape library products. In particular, Quantum is the sole supplier of DLT drives and the primary supplier of DLT media, both of which have been subject to allocation by Quantum. As a result, the Company's requirement for DLT drives and media may not be met. The Company's other suppliers have, in the past, and may, in the future, be unable to ensure that the Company's supply needs will be adequately met. The Company does not have any long-term contracts with any of its significant suppliers, and if these suppliers were to decide to pursue the tape library market aggressively, they could cease supplying tape drives and media directly to the Company. Thus, there can be no assurance that the Company will be able to obtain adequate supplies of tape drives and media at acceptable prices, if at all. The partial or complete loss of certain of these sources could result in significant lost revenue, added costs and production delays or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and customer relationships. See "Business -- Manufacturing."

     Technological Changes and Dependence on New Product Development. The market for the Company's products is characterized by rapidly changing technology and evolving industry standards and is highly competitive with respect to timely innovation. The introduction of new products embodying new or alternative technology, including optical disk, RAID or DVD storage systems, or the emergence of new industry standards could render existing products obsolete or unmarketable. The Company's future success will depend on its ability to anticipate changes in technology, to gain access to such technology for incorporation into the Company's products and to develop new and enhanced products on a timely and cost-effective basis. In particular, the Company must be able to maintain compatibility of its products with significant future drive technologies and relies on producers of such drive technologies to achieve and sustain market acceptance of such technologies. Development schedules for high-technology products are subject to uncertainty, and there can be no assurance that the Company will be able to meet its product development schedules. If the Company is unable for technological or other reasons to develop products in a timely manner or if the products or product enhancements that it develops do not achieve market acceptance, the Company's business will be materially adversely affected. Additionally, there can be no assurance that the Company will be able to develop new products in response to product introductions by competitors, including both automated tape libraries and other sequential or random access mass storage devices that may be developed in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Research and Development."

     Dependence on Growth in the Network Data Storage Market; Computer Market Generally. Substantially all of the Company's business is in the network data storage market, which is still a rapidly evolving market. The Company's future financial performance will depend in large part on continued growth in the number of organizations adopting network data storage solutions for their client/server computing environments. There can be no assurance that the market for network data storage will continue to grow. If the network data storage market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected. During recent years, segments of the computer industry have experienced significant economic downturns characterized by decreased product demand, production overcapacity, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry."

     Customer Concentration. The majority of the Company's end users purchase the Company's products from VARs that, in turn, purchase the Company's products from large distributors such as Access Graphics Inc. ("Access Graphics"), Gates/FA Distributing Inc., GBC Distributing Inc., Ingram Micro Incorporated ("Ingram Micro"), Tech Data Corporation ("Tech Data") and Tenex Data Corp. ("Tenex"). Ingram Micro and Tech Data represented 22.6% and 21.4%, respectively, of the Company's net sales for the fiscal year ended October 31, 1996, and 23.0% and 15.6%, respectively, of the Company's net sales for the three months ended January 31, 1997. The Company has no long-term contracts with any of its significant customers or distributors, and sales are generally made pursuant to purchase orders. The Company's distributors carry competing product lines. There can be no assurance that distributors will continue to purchase the Company's products or be able to market them effectively. The Company allows distributors to return unsold products, generally within certain limitations. The reduction, delay or cancellation of orders or the return of a significant amount of products by one or more of its major distributors or customers, the loss of one or more of such distributors or customers, or any financial difficulties of such distributors or customers resulting in their inability to pay amounts owing to the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

     Management of Growth. The Company is currently undergoing a period of rapid growth, and there can be no assurance that such growth, if sustained, can be managed successfully. This growth has resulted in, and may possibly create in the future, additional capacity requirements, new and increased responsibilities for management personnel, and added pressures on the Company's operating and financial systems. There can be no assurance that the Company's facilities, personnel and operating and financial systems will be sufficient to manage and sustain its current or future growth. The

Company's ability to manage any future growth effectively and accomplish its overall goals will depend on its ability to hire and retain qualified management, sales and technical personnel. See
"-- Dependence on Key Employees (Team Members)" and "Business -- Employees (Team Members)" and "-- Facilities."

     International Operations. Net sales to customers outside the United States accounted for approximately 36.0% of net sales in fiscal 1996 and 37.2% of net sales in the three months ended January 31, 1997. The Company expects that international sales will continue to represent a significant portion of the Company's net sales. Sales to customers outside the United States are subject to a number of risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas. Furthermore, although the Company endeavors to meet standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's international sales are denominated in U.S. dollars and fluctuations in the value of foreign currencies relative to the U.S. dollar could therefore make the Company's products less price competitive. A portion of the Company's international sales are denominated in foreign currencies. Consequently, a decrease in the value of a relevant foreign currency in relation to the U.S. dollar after establishing prices and before receipt of payment by the Company would have an adverse effect on the Company's results of operations. Further, the expenses of ADIC Europe SARL, the Company's wholly owned subsidiary ("ADIC Europe"), are denominated in French francs. The Company currently engages in only limited foreign currency hedging transactions, and is therefore exposed to some level of currency risk. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. See "Business -- Sales and Marketing."

     Dependence on Key Employees (Team Members). The Company's future success depends in large part on its ability to retain certain key executives and other personnel, some of whom have been instrumental in establishing and maintaining strategic relationships with certain of the Company's suppliers and customers. The Company does not have any employment agreements with its domestic Team Members and maintains no key person insurance. The Company's growth and future success will depend in large part on its continuing ability to hire, motivate and retain highly qualified management, technical, sales and marketing Team Members. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified personnel in the future. See "Business -- Employees (Team Members)" and "Management."

     Proprietary Technology. The Company's ability to compete effectively depends in part on its ability to develop and maintain proprietary aspects of its technology. The Company currently holds two U.S. patents and has applications for additional patents pending. There can be no assurance, however, that any future patents will be granted or that any patents will be valid or provide meaningful protection for the Company's product innovations. The Company also relies on a combination of copyright, trademark, trade secret and other intellectual property laws to protect its proprietary rights. Such rights, however, may not preclude competitors from developing products that are substantially equivalent or superior to the Company's products. In addition, many aspects of the Company's products are not subject to intellectual property protection.

     While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future. An adverse outcome in litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is required to seek licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all. In addition, the cost of responding to an intellectual property litigation claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Proprietary Rights."

     Warranty Exposure. The Company generally provides a two-year warranty on its products, with the exception of the tapes and the tape drives used in its products but manufactured by a third party. The Company passes on to the customer the manufacturer's warranty with respect to these tapes and tape drives. In the past, the Company has incurred higher warranty expenses relating to new products than it typically incurs with established products. The Company establishes allowances for the estimated liability associated with product warranties, but there can be no assurance that such allowances will be adequate or that the Company will not incur substantial warranty expenses in the future with respect to new or established products. See "Business -- Customer Service and Support."

     Risk of Product Defects; Product Liability. Complex products similar to those sold by the Company may contain defects or experience failures, especially when first introduced or when enhancements are added. The Company has in the past discovered defects in its products and may experience delays or lost revenue to correct any defects that may be discovered in the future. There can be no assurance that errors will not be found in new products after commencement of commercial shipments, and that such errors will not result in lost market share or reduced customer acceptance of new Company products. Any such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's products are typically used to store data critical to organizations and, as a result, the sale of products by the Company may entail the risk of product liability claims. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

     Broad Management Discretion Over Use of Proceeds. The primary purpose of this offering is to increase the Company's equity capital. The anticipated net proceeds to the Company from this offering have not been designated for specific uses and management of the Company will have broad discretion with respect to the use of such funds. Accordingly, there can be no assurance that such funds will be invested in a manner satisfactory to shareholders or in a manner that results in a significant return on investment. If appropriate opportunities present themselves, the Company may acquire businesses, products or technology that it believes are strategic, although it currently has no understandings, commitments or agreements with respect to any material acquisition. There can be no assurance that the Company will be able to identify, negotiate or finance such acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, product or technology into the Company may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, financial condition and results of operations. See "Use of Proceeds."

     Certain Antitakeover Considerations. The Company's Board of Directors (the "Board of Directors") has the authority, without any action by the shareholders, to issue up to 2,000,000 shares of Preferred Stock and to fix the rights and preferences of such shares. In addition, the Company has adopted a shareholder rights plan (the "Shareholder Rights Plan") involving the issuance of preferred stock purchase rights designed to protect the Company's shareholders from abusive takeover tactics by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. Certain provisions in the Company's Restated Articles of Incorporation, Restated Bylaws and the Shareholder Rights Plan, as well as Washington law, and the ability of the Board of Directors to issue Preferred Stock, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price, and the voting and other rights of the holders, of Common Stock.

     Limited Trading History; Possible Volatility of Stock Price. The market price of the Common Stock has experienced fluctuations since it commenced trading in October 1996. There can be no assurance that the market price of the Common Stock will not fluctuate significantly. Announcements concerning the Company or its competitors, quarterly variations in operating results, the introduction of new technology or products or changes in product pricing policies by the Company or its competitors, changes in earnings estimates by analysts or changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 per share are estimated to be approximately $33,347,000 (approximately $38,469,000 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders." The Company expects to use the net proceeds for working capital and other general corporate purposes. The Company may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire businesses, products or technologies that it believes are strategic. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. However, the Company currently has no understandings, commitments or agreements with respect to any material acquisition, and there can be no assurance that any acquisition will be made. Pending such uses, the net proceeds will be invested principally in money market funds or other short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company commenced trading publicly on the Nasdaq National Market on October 17, 1996 and is traded under the symbol ADIC. The following table sets forth, for the periods indicated, the high and low daily closing prices for the Common Stock:

                                                                          HIGH       LOW
                                                                         ------     ------
    FISCAL YEAR ENDED OCTOBER 31, 1996
      Fourth Quarter (beginning October 17, 1996)....................    $14.25     $10.13

    FISCAL YEAR ENDING OCTOBER 31, 1997
      First Quarter..................................................     22.00      10.25
      Second Quarter (through February 14, 1997).....................     21.94      19.50

     On February 14, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $21.00 per share. As of January 31, 1997, there were approximately 300 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on the Common Stock and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. The Company currently intends to reinvest earnings, if any, on the continued development and operation of its business. Any payment of cash dividends would depend on the Company's pattern of growth, profitability, financial condition and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of January 31, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the 1,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 per share and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                            JANUARY 31, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Shareholders' equity:
  Preferred Stock, no par value; 2,000,000 shares authorized, none
     issued and outstanding..........................................    $    --       $    --
  Common Stock, no par value; 40,000,000 shares authorized; 8,159,176 shares issued and outstanding actual; 9,859,176 shares issued
     and outstanding as adjusted(1)..................................     21,555        54,902
  Retained earnings..................................................      7,642         7,642
  Cumulative translation adjustment..................................        (92)          (92)
                                                                         -------       -------
       Total shareholders' equity....................................     29,105        62,452
                                                                         -------       -------
          Total capitalization.......................................    $29,105       $62,452
                                                                         =======       =======

---------------

(1) Excludes (i) 691,408 shares of Common Stock issuable upon the exercise of outstanding options to purchase Common Stock at a weighted average exercise price of $8.52 per share and (ii) 252,500 shares of Common Stock reserved for future issuance under the 1996 Plan. See Note 6 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data of the Company are derived from the Company's historical financial statements and notes thereto. For the approximately three-year period from November 1, 1993 to October 15, 1996, the selected consolidated financial data relate to the operations of the Company as part of Interpoint. For the two years ended September 30, 1993 and the period subsequent to October 15, 1996, the selected financial data relate to the operation of the Company as an independent company. Consolidated balance sheets at October 31, 1995 and 1996 and the related consolidated statements of operations and of cash flows for the three years ended October 31, 1996 and notes thereto appear elsewhere in this Prospectus. The selected financial data for the three months ended January 31, 1996 and 1997 have been derived from unaudited consolidated financial statements appearing elsewhere in this Prospectus which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for the interim periods presented. The results for interim periods are not necessarily indicative of the results that may be expected for the full fiscal year.

                                                                                                            THREE MONTHS
                                                        YEARS ENDED                                       ENDED JANUARY 31,
                                                       SEPTEMBER 30,        YEARS ENDED OCTOBER 31,
                                                     -----------------   ------------------------------   -----------------
                                                      1992     1993(1)   1994(1)(2)    1995      1996      1996      1997
                                                     -------   -------   ----------   -------   -------   -------   -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................  $12,837   $17,108    $ 20,083    $31,716   $58,957   $10,606   $20,069
Cost of sales......................................    8,831   10,775       13,495     22,107    41,887     7,612    14,098
                                                     -------   -------     -------    -------   -------   -------   -------
  Gross profit.....................................    4,006    6,333        6,588      9,609    17,070     2,994     5,971
Operating expenses:
  Selling and administrative.......................    2,219    3,796        5,000      8,001     9,846     2,149     3,047
  Research and development.........................      631      879        1,037      1,097     1,542       301       632
  Acquisition expense..............................       --       --          590         --        --        --        --
                                                     -------   -------     -------    -------   -------   -------   -------
Operating profit (loss)............................    1,156    1,658          (39)       511     5,682       544     2,292
Other income (expense).............................     (170)     (65)        (102)      (296)     (394)     (111)      254
                                                     -------   -------     -------    -------   -------   -------   -------
Income (loss) before provision (benefit) for income
  taxes............................................      986    1,593         (141)       215     5,288       433     2,546
  Provision (benefit) for income taxes.............       22      308          (99)       (77)    1,858       141       885
                                                     -------   -------     -------    -------   -------   -------   -------
Net income (loss)..................................  $   964   $1,285     $    (42)   $   292   $ 3,430   $   292   $ 1,661
                                                     =======   =======     =======    =======   =======   =======   =======
Pro forma average number of common and common
  equivalent shares outstanding (unaudited)(3).....                                     8,010     8,274
                                                                                      =======   =======
Pro forma net income per share (unaudited)(3)......                                   $  0.04   $  0.41
                                                                                      =======   =======
Average number of common and common equivalent
  shares outstanding...............................                                                                   8,350
                                                                                                                    =======
Net income per share...............................                                                                 $  0.20
                                                                                                                    =======

                                                       SEPTEMBER 30,                 OCTOBER 31,
                                                     ------------------    --------------------------------    JANUARY 31,
                                                      1992       1993      1994(1)(2)     1995       1996          1997
                                                     -------    -------    ----------    -------    -------    ------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................  $ 2,080    $ 3,004     $  4,156     $ 7,249    $24,596      $ 27,185
Total assets.......................................    3,958      5,895        8,710      13,943     36,710        37,492
Long-term and intercompany debt, excluding current
  portion..........................................      916        672        2,358       5,434         --            --
Total shareholders' equity.........................    1,524      2,808        3,027       3,387     26,387        29,105

---------------
(1) In order to conform the Company's fiscal year to Interpoint's fiscal year upon the merger of the Company into Interpoint in February 1994, in a transaction accounted for as a pooling of interests, the Company's financial statements for the month of October 1993 are not included in either the fiscal year ended September 30, 1993 or the fiscal year ended October 31, 1994.

(2) In February 1994, the Company incurred $590,000 in acquisition-related expenses associated with its acquisition by Interpoint. Also, in June 1994, the Company acquired its wholly owned subsidiary, ADIC Europe, in a transaction accounted for as a purchase.

(3) Unaudited pro forma net income per share for the fiscal year ended October 31, 1995 is calculated based on the number of shares of Interpoint common stock outstanding at June 30, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, based on the number of ADIC stock options outstanding as a result of the Distribution. Unaudited pro forma net income per share for the fiscal year ended October 31, 1996 is calculated based on the number of shares of ADIC Common Stock outstanding at October 31, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, at the same date.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from those discussed here. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be required to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

     The Company was incorporated in 1984 to develop data backup and storage subsystems for computer systems, and introduced its first product that same year. The Company's initial products used a variety of data storage technologies and media supplied by third parties, including large-capacity hard disks. In 1988, with the objective of increasing the proprietary features of its product line, the Company introduced a random access automatic tape changer, the LANbacker. Building on the proprietary electro-mechanical robotics and firmware incorporated into the LANbacker, in November 1991 the Company introduced a data backup tape changer product utilizing 4mm/DAT technology, the first product in its automated tape library family. Subsequently, the Company has pursued a strategy of offering the market a full range of automated tape library products through development of new library platforms that incorporate DLT, 4mm/DAT and 8mm magnetic tape drive technologies. In addition to automated tape libraries, the Company also markets tape products such as standalone tape drives and tape media in order to offer its customers a complete line of tape products for their backup and archiving needs.

RESULTS OF OPERATIONS

     The following table sets forth certain statements of operations data as a percentage of net sales for the periods indicated.

                                                                PERCENTAGE OF NET SALES
                                                     ---------------------------------------------
                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEARS ENDED OCTOBER 31,        JANUARY 31,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales........................................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales....................................     67.2      69.7      71.0      71.8      70.2
                                                     ------    ------    ------    ------    ------
  Gross profit...................................     32.8      30.3      29.0      28.2      29.8
Operating expenses:
  Selling and administrative.....................     24.9      25.2      16.7      20.3      15.3
  Research and development.......................      5.2       3.5       2.6       2.8       3.1
  Acquisition expense............................      2.9        --        --        --        --
                                                     ------    ------    ------    ------    ------
Operating profit (loss)..........................     (0.2)      1.6       9.7       5.1      11.4
Other income (expense)...........................     (0.5)     (0.9)     (0.7)     (1.0)      1.3
                                                     ------    ------    ------    ------    ------
Income (loss) before provision (benefit) for
  income taxes...................................     (0.7)      0.7       9.0       4.1      12.7
  Provision (benefit) for income taxes...........     (0.5)     (0.2)      3.2       1.3       4.4
                                                     ------    ------    ------    ------    ------
Net income (loss)................................     (0.2)%     0.9%      5.8%      2.8%      8.3%
                                                     ======    ======    ======    ======    ======

  THREE MONTHS ENDED JANUARY 31, 1996 AND 1997

     Net Sales. Net sales for the three months ended January 31, 1997 increased 89.2% to $20.1 million from $10.6 million for the same period in fiscal 1996. The increase in net sales was primarily due to strong unit sales volume of the Company's new DLT-based products, particularly the VLS DLT and Scalar automated tape libraries, the DS9000 series standalone tape drives and DLT media. The Company does not expect that its net sales will continue to grow at the year-to-year rate experienced in recent quarters. Sales outside the United States were $7.5 million or 37.2% of net sales for the three months ended January 31, 1997 compared to $4.9 million or 46.1% of net sales for the same period in fiscal 1996. Such sales are typically made in U.S. dollars but may also be made in foreign currencies. The Company takes appropriate actions to minimize exposure to fluctuations in foreign currency exchange rates.

     Gross Profit. Gross profit was $6.0 million or 29.8% of net sales for the three months ended January 31, 1997 compared to $3.0 million or 28.2% of net sales for the same period in fiscal 1996. Gross profit margin for the current three-month period was higher than the same period in fiscal 1996 due to a shift in product mix toward higher-margin Scalar libraries and product cost reduction efforts, offset in part by a general shift in product mix toward DLT products, which have a higher per-unit tape drive cost than products incorporating 4mm/DAT and 8mm drives, and related media. Gross profit margins are dependent on a number of factors, including customer and product mix, price competition and tape drive costs. There can be no assurance that the Company can improve upon or maintain the current gross margin levels, given that tape drives purchased from third-party suppliers are a significant component of the Company's product costs.

     Selling and Administrative Expenses. Selling and administrative expenses were $3.0 million or 15.3% of net sales for the three months ended January 31, 1997 compared to $2.1 million or 20.3% of net sales for the same period in fiscal 1996. Selling and administrative expenses for the three months ended January 31, 1997 decreased significantly as a percentage of net sales as increased net sales reflected the benefits of the Company's significant investments in sales and marketing resources in prior fiscal periods. Net sales volume in the three-month period increased 89.2%, compared to a corresponding 41.8% increase in selling and administrative expenses. The dollar increase in selling and administrative expenses in the three months ended January 31, 1997 over the comparable period in fiscal 1996 was primarily due to increased sales commissions, additions to sales and marketing staff, and increased administrative overhead. The Company does not expect selling and administrative expenses as a percentage of net sales to decline significantly from the levels experienced in the three months ended January 31, 1997.

     Research and Development Expenses. Research and development expenses were $632,000 or 3.1% of net sales for the three months ended January 31, 1997 compared to $301,000 or 2.8% of net sales for the same period in fiscal 1996. Actual dollar spending during the current three-month period was higher than the same period in fiscal 1996 due to increases in development expenses for the new Scalar 218 series and other product development expenses, and additions to research and engineering staff.

     Other Income (Expense). Other income for the three months ended January 31, 1997 was $254,000 compared to an expense of $111,000 for the same period in fiscal 1996. As a result of Interpoint's forgiving all intercompany loans to ADIC and contributing cash to ADIC in October 1996, the Company realized $115,000 of interest income in the three months ended January 31, 1997, rather than $129,000 of interest expense incurred in the same period in fiscal 1996. Net foreign currency translation gains increased approximately $120,000 between the comparison periods. Foreign currency translation gains or losses arise as a result of the operation of ADIC Europe, the functional currency of which is French francs. ADIC Europe buys products from ADIC in U.S. dollars and resells a significant majority of such products in U.S. dollars. However, because francs are used as the functional accounting currency, all monetary assets and liabilities are translated into francs on ADIC Europe's financial statements. To the extent that these monetary assets and liabilities do not fully offset each other and the franc-to-U.S.-dollar exchange rate changes, transaction gains or losses may result. For large sales denominated in other currencies, the Company attempts to implement appropriate hedging strategies.

     Provision (Benefit) for Income Taxes. Income tax expense for the three months ended January 31, 1997 was $885,000 compared to $141,000 for the same period in fiscal 1996. The Company believes that the 34.8% effective tax rate reflected in its most recent results, which includes taxes paid in various federal, state and international jurisdictions, is generally indicative of the Company's effective tax rate in future periods.

     Inflation. The Company believes inflation has not had a material effect on its operations for these periods.

  FISCAL YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

     Net Sales. Net sales increased 85.9% to $59.0 million in fiscal 1996 from $31.7 million in fiscal 1995. The increase resulted primarily from strong sales volume in the Company's DLT-based products, which were introduced beginning late in fiscal 1995, and related media. Net sales of older products, including certain 4mm/DAT and 8mm tape libraries, decreased somewhat in fiscal 1996. Several times during fiscal 1996 the Company reduced its end-user list prices on selected products. Net sales increased by 57.9% to $31.7 million in fiscal 1995 from $20.1 million in fiscal 1994. The increase in net sales was primarily due to strong worldwide market acceptance of the Company's automated tape libraries and standalone tape drive products. In addition, a portion of the growth from fiscal 1994 to fiscal 1995 reflects a full year of operations of ADIC Europe, which was acquired in June 1994. Sales outside the United States were $21.2 million or 36.0% of net sales in fiscal 1996 compared to $14.9 million or 47.1% of net sales in fiscal 1995 and $5.5 million or 27.4% of net sales in fiscal 1994.

     Gross Profit. Gross profit increased to $17.1 million in fiscal 1996 from $9.6 million in fiscal 1995. Gross profit as a percentage of net sales decreased to 29.0% in fiscal 1996 from 30.3% in fiscal 1995 due to the shift in product mix to DLT-based products, which have a higher per-unit tape drive cost than products incorporating 4mm/DAT or 8mm drives. The cost of direct material comprised a substantial majority of cost of sales in both fiscal 1995 and fiscal 1996, with the most significant cost item being the cost of tape drives purchased from third parties. Gross profit margin decreased from 32.8% in fiscal 1994 to 30.3% in fiscal 1995 due to the introduction of DLT-based products and an increase in the percentage of net sales derived from lower-margin, non-library products by ADIC Europe.

     Selling and Administrative Expenses. Selling and administrative expenses totaled $9.8 million or 16.7% of net sales in fiscal 1996 compared to $8.0 million or 25.2% of net sales in fiscal 1995, and $5.0 million or 24.9% of net sales in fiscal 1994. This increased dollar spending reflected a strategic decision to increase the Company's investments in sales and marketing subsequent to Interpoint's acquisition of the Company in February 1994. These investments include costs of European sales activities acquired in the purchase of ADIC Europe and the addition of experienced sales and marketing personnel in the United States. These expenses decreased as a percentage of net sales in fiscal 1996 compared to fiscal 1995 as the Company was able to leverage its investment in these resources with larger sales volume. While these expenses were relatively constant as a percentage of net sales in fiscal 1994 and fiscal 1995, actual dollar spending increased in fiscal 1995 due to additional costs incurred in connection with increased sales and marketing staff and the full-year impact of the ADIC Europe acquisition.

     Research and Development Expenses. Research and development expenses totaled $1.5 million or 2.6% of net sales in fiscal 1996 compared to $1.1 million or 3.5% of net sales in fiscal 1995, and $1.0 million, or 5.2% of net sales in fiscal 1994. The increase in dollar spending in fiscal 1996 was due to increases in development expenses for the Company's VLS DLT and Scalar DLT products, and to additions to research and engineering staff.

     Acquisition Expense. The Company incurred a $590,000 acquisition-related expense during fiscal 1994 as a result of Interpoint's acquisition of the Company, which was accounted for as a pooling of interests.

     Other Expense. Other expense was $394,000 in fiscal 1996 compared to $296,000 in fiscal 1995 and $102,000 in fiscal 1994. Interest expense increased by $231,000 from fiscal 1995 to fiscal 1996 because of increased borrowings from Interpoint, which were forgiven prior to the effective date of the Distribution. Offsetting these expenses in fiscal 1996 were gains from foreign currency transactions of $114,000. Expense increases from fiscal 1994 to fiscal 1995 were due to increased interest expense arising from intercompany borrowings to support additional working capital requirements resulting from higher net sales.

     Provision (Benefit) for Income Taxes. The provision for income taxes for fiscal 1996 was $1.9 million, which represented an effective tax rate of 35.1% of pre-tax income in fiscal 1996, compared to a benefit for income taxes of $77,000 in fiscal 1995 and $99,000 in fiscal 1994. The benefits for income taxes in fiscal 1994 and fiscal 1995 were the result of the recognition of a net operating loss carryforward at ADIC Europe. The net operating loss carryforward existed when ADIC Europe was acquired in June 1994; however, a valuation allowance was provided for this item due to the uncertainty regarding the Company's ability to utilize this carryforward. Consequently, income taxes on earnings in fiscal 1994 and 1995 of ADIC Europe were offset by a reduction of this valuation allowance. At October 31, 1995, the valuation allowance associated with the remaining unused carryforward also was eliminated. In addition, certain federal tax credits reduced the effective tax rate in both years.

SELECTED QUARTERLY INFORMATION

     The following table presents selected financial information for the quarters indicated. This information was derived from unaudited consolidated financial statements that were prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management, reflects all normal recurring adjustments necessary to present the information fairly. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                                                                                                          FISCAL
                                                FISCAL 1995                                 FISCAL 1996                    1997
                                 -----------------------------------------   -----------------------------------------   --------
                                 JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,
                                   1995       1995       1995       1995       1996       1996       1996       1996       1997
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                 (IN THOUSANDS)
Net sales......................  $ 5,823    $ 6,676    $ 8,470    $10,747    $10,606    $13,779    $15,186    $19,386    $20,069
Cost of sales..................    3,726      4,460      6,043      7,878      7,612     10,044     10,933     13,298     14,098
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
  Gross profit.................    2,097      2,216      2,427      2,869      2,994      3,735      4,253      6,088      5,971
Operating expenses:
 Selling and administrative....    1,822      1,966      1,907      2,306      2,149      2,173      2,311      3,213      3,047
 Research and development......      264        184        271        378        301        359        388        494        632
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Operating profit...............       11         66        249        185        544      1,203      1,554      2,381      2,292
Other income (expense).........      (61)       (51)       (58)      (126)      (111)      (130)      (128)       (25)       254
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before provision
  (benefit) for income taxes...      (50)        15        191         59        433      1,073      1,426      2,356      2,546
  Provision (benefit) for
    income taxes...............      (28)        18         (4)       (63)       141        357        493        867        885
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss)..............  $   (22)   $    (3)   $   195    $   122    $   292    $   716    $   933    $ 1,489    $ 1,661
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======

     The following table sets forth certain statements of operations data as a percentage of net sales for the quarters indicated.

                                                                     PERCENTAGE OF NET SALES
                                 ------------------------------------------------------------------------------------------------
                                                                                                                          FISCAL
                                                FISCAL 1995                                 FISCAL 1996                    1997
                                 -----------------------------------------   -----------------------------------------   --------
                                 JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,
                                   1995       1995       1995       1995       1996       1996       1996       1996       1997
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Net sales......................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..................     64.0       66.8       71.3       73.3       71.8       72.9       72.0       68.6       70.2
                                   -----      -----      -----      -----      -----      -----      -----      -----      -----
  Gross profit.................     36.0       33.2       28.7       26.7       28.2       27.1       28.0       31.4       29.8
Operating expenses:
  Selling and administrative...     31.3       29.4       22.5       21.5       20.3       15.8       15.2       16.6       15.3
  Research and development.....      4.5        2.8        3.2        3.5        2.8        2.6        2.6        2.5        3.1
                                   -----      -----      -----      -----      -----      -----      -----      -----      -----
Operating profit...............      0.2        1.0        3.0        1.7        5.1        8.7       10.2       12.3       11.4
Other income (expense).........     (1.1)      (0.8)      (0.7)      (1.2)      (1.0)      (0.9)      (0.8)      (0.1)       1.3
                                   -----      -----      -----      -----      -----      -----      -----      -----      -----
Income (loss) before provision
  (benefit) for income taxes...     (0.9)       0.2        2.3        0.5        4.1        7.8        9.4       12.2       12.7
  Provision (benefit) for
    income taxes...............     (0.5)       0.3        0.0       (0.6)       1.3        2.6        3.3        4.5        4.4
                                   -----      -----      -----      -----      -----      -----      -----      -----      -----
Net income (loss)..............     (0.4)%     (0.1)%      2.3%       1.1%       2.8%       5.2%       6.1%       7.7%       8.3%
                                   =====      =====      =====      =====      =====      =====      =====      =====      =====

     The Company's operating results over the nine quarters ended January 31, 1997 reflect generally increasing net sales, excluding the first quarters of fiscal 1995 and 1996. The sequential drop in net sales in those quarters and the diminished sequential growth of net sales in the first quarter of fiscal 1997, when compared to their respective previous fourth quarters, reflect a traditional seasonal pattern in the Company's operating results.

     The Company's quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors such as increased competition and pricing pressure, timing of new product announcements and releases by the Company and its competitors, shifts in product or channel mix, the rate of growth in the data storage market, market acceptance of new and enhanced versions of the Company's products, timing and levels of operating expenses, size and timing of significant customer orders, gain or loss of significant customers or distributors, currency fluctuations, personnel changes and economic conditions in general. Any unfavorable change in these or other factors could have a material adverse effect on the Company's results of operations for a particular quarter. See "Risk Factors -- Potential Fluctuations in Quarterly Results; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

     From February 1994 when the Company was acquired by Interpoint until the Distribution, the Company financed its growth through loans from Interpoint. The net increases in the amounts of such loans in fiscal 1994, 1995 and 1996 were $2.4 million, $3.1 million and $4.2 million, respectively. Prior to the Distribution, Interpoint made a contribution to the working capital of the Company through the cancellation of all $9.6 million of Company indebtedness to Interpoint. Interpoint also contributed an additional $10.0 million in cash to the working capital of the Company at the time of the Distribution, which cash has funded the Company's growth since October 1996. In the first three months of fiscal 1997, the Company realized $1.2 million due to the exercise of stock options by Team Members, including tax benefits of $891,000.

     The Company's operating activities used cash of $1.7 million in fiscal 1994, $1.9 million in fiscal 1995, $3.5 million in fiscal 1996 and $4.5 million in the first three months of fiscal 1997. In fiscal 1994, such cash was primarily used to fund a $1.7 million increase in accounts receivable. In fiscal 1995, such cash was primarily used to fund a $2.6 million increase in inventories and a $1.7 million increase in accounts receivables, offset in part by a $1.4 million increase in accounts payable. In fiscal 1996, such cash was primarily used to fund a $7.0 million increase in accounts receivable and a $5.6 million increase in inventories, offset in part by a $4.5 million increase in accounts payable and net income of $3.4 million. In the first three months of fiscal 1997, such cash was primarily used to fund a $2.4 million increase in accounts receivable, a $2.2 million increase in inventories and a $1.8 million decrease in accounts payable, offset in part by net income of $1.7 million.

     The Company also used cash in the amount of $494,000 to acquire the Company's European sales subsidiary in 1994 and cash in the amounts of $451,000, $757,000, $911,000 and $324,000 to acquire property, plant and equipment in fiscal 1994, 1995 and 1996 and the first three months of fiscal 1997, respectively.

     At January 31, 1997, the Company had cash and cash equivalents of $6.8 million. As of that date, the Company also had a $10.0 million bank line of credit that expires at the end of fiscal 1998, all of which was available. Any borrowings under this line of credit would bear interest at the bank's prime rate or adjusted LIBOR rate. The Company has no material commitments other than annual rental commitments of $411,000 to $465,000 over each of the next five fiscal years under noncancellable operating leases for the Company's facilities. In addition, while the Company does not expect revenue to continue to grow indefinitely at rates comparable to those of the last several years as the market for its products matures, if revenue were to continue to grow at such rates the Company would require substantial cash to finance its working capital (especially accounts receivable and inventories).

     The Company believes that its existing cash and cash equivalents and bank line of credit, together with the net proceeds from this offering, will be sufficient to fund its working capital and capital expenditure needs for at least the next 12 months. Thereafter, if the cash generated from operations is insufficient to meet the Company's requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's shareholders. There can be no assurance that such additional financing, if required, would be obtained on acceptable terms, if at all. The Company may also utilize cash to acquire or invest in businesses, products or technologies that it believes are strategic. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies.

                                    BUSINESS

GENERAL

     The Company is a leading provider of automated tape libraries and standalone tape drives used to back up and archive electronic data in client/server network computing environments. The Company integrates proprietary electro-mechanical robotics, electronics hardware and firmware with technologically advanced tape drives manufactured by third parties to provide highly automated data storage protection. When used with third-party storage management software, the Company's products can perform sophisticated backup and archiving of electronic data residing across a network of PCs, workstations and servers with minimal human intervention. The Company's product family operates in both PC-based (Windows NT and Novell NetWare) and UNIX environments and provides data storage capacity ranging from four gigabytes to over three terabytes.

     The Company's customers are located worldwide and range in size from large multinational companies to small businesses. The Company markets its products in North America, Europe and the Asia Pacific region through multiple distribution channels, including distributors, VARs and OEMs. For fiscal 1996 and the three months ended January 31, 1997, 36.0% and 37.2%, respectively of the Company's net sales were derived from outside the United States. The Company supports these channels and its end users with a combination of regional field sales, systems engineering and technical support personnel, as well as third-party on-site service organizations.

INDUSTRY

  CLIENT/SERVER NETWORK DATA BACKUP MARKET

     The Company believes that multiple trends continue to foster growth of the data storage segment of the client/server network computing environment. Personal computer and workstation microprocessors continue to achieve substantial increases in performance, both absolute and relative to their cost. Enabled by this increased processing power and the increasing sophistication of both network operating systems and relational databases, organizations are migrating core business processes (such as financial transaction processing, materials requirements planning, document imaging and management, engineering drawings and customer databases) from manual processes or mainframes to lower-cost client/server computer networks. In addition, the advent of the Internet, electronic mail and groupware continue to foster further client/server network computing growth. The combination of these trends is driving a proliferation of client/server network computing.

     Each of the trends outlined above is driving an increase not only in the installed base of networks, but also in the data storage requirements of these networks. The data stored on client/server networks is growing both in volume and in value. As an organization migrates its core processes to client/server computer networks, the electronic data stored on these networks, such as a customer or patient database, a set of engineering drawings or a record of financial transactions, becomes an increasingly vital asset. The opportunity cost of data loss has become extraordinarily high, with potentially large and long-term negative impacts on an organization. Data loss can result from a wide variety of causes, including human error, equipment failure, database corruption, computer viruses and man-made or natural disasters. Systematic and cost-effective backup and archiving of data stored on client/server networks is essential to protecting one of an organization's most important assets. The combination of these trends, coupled with increasingly data-intensive software applications, is driving an increase in demand for data storage and a growing need for data backup and archiving in client/server network computing environments.

  AUTOMATED TAPE LIBRARIES

     The Company believes automated tape libraries, which operate in conjunction with storage management software and incorporate magnetic tape drive technology, provide the best systematic and cost-effective backup solution for client/server networks. These products provide client/server networks with software-controlled access to multiple magnetic tape cartridges for storage and retrieval of digitally stored data. The backups occur automatically and minimize human intervention. Automated tape libraries, housing these tapes and one or more tape drives, utilize an electro-mechanical robotic mechanism to manipulate the tape cartridges, loading and unloading specific tape cartridges into and out of the tape drive or drives as directed by the storage management software.

     Automated tape libraries efficiently systematize the network backup process through a number of features. An automated tape library, directed by storage management software, can perform sophisticated backups of a network's data without human intervention, automatically backing up specific network data to specific tapes at specific times. This process operates in a "lights out" mode, backing up the network at any time, thereby eliminating the need for system administrator staffing when the network is backed up, generally at night. Access to multiple tape cartridges enables the library to automatically store much more data than a standalone drive, eliminating the need for a system administrator to swap tapes in order to back up all the data. Unlike a typical hard disk drive, magnetic tape drives utilize removable cartridges containing a robust medium. Therefore, data backed up by an automatic tape library can be reliably stored offsite as an element of a disaster recovery scheme.

     Within the library, tape cartridges are typically organized in magazines. In some cases, these tape magazines are removable, easing storage and offsite transfer of the tapes. A library with multiple tape drives can back up data with all drives simultaneously, significantly speeding up the backup process. Some larger libraries feature a barcode system which, in conjunction with the storage management software, can catalog each tape, further enhancing the management of the data. Libraries often feature key lock access to the tapes, providing security protection for the data by preventing undesired human access. Some libraries feature a software and password-controlled access feature which allows for controlled addition or removal of selected cartridges without providing open access to all tapes housed within the library or taking the library off-line.

     Backup and archival storage needs differ somewhat from the demands of other storage applications, such as online data storage, with overall capacity and data transfer rate being more important than the speed of data access and retrieval. As a result of relatively high transfer rates, high capacity and low cost per gigabyte, tape drive technologies are used for backup or archival purposes in a large proportion of client/server networks in commercial and government organizations. The Company believes that, assuming continued investment by tape drive manufacturers, magnetic tape drives will continue to be a cost-effective solution for data backup and archival purposes in terms of cost per unit of data storage. Automated tape libraries leverage the cost-effectiveness of magnetic tape drives by automating the access to multiple data cartridges by each tape drive, decreasing further the dollar-per-gigabyte of storage cost relative to other technologies. According to a December 1995 independent study by Dataquest Incorporated, the market for automated tape libraries for client/server network computing environments (DLT, 4mm/DAT and 8mm) was approximately $300 million in 1995, and is projected to grow at an annual compound growth rate of approximately 32% to over $900 million in 1999.

ADIC STRATEGY

     The Company's goal is to continue expanding its position as a market leader in providing automated tape libraries and complementary products to the client/server network marketplace. Key components of the Company's strategy include:

     Offer a Full Range of Library Products. The Company believes it currently offers the most complete range of automated tape library and standalone drive products available for the client/server network marketplace. Available storage capacities range from four gigabytes to over three terabytes. Although different types and sizes of client/server networks require different levels of tape library capacity and performance, the Company's broad product family provides both end users and channel partners with "one-stop-shopping" for products, service and support. By offering standalone drive products in addition to libraries, the Company is able to further enhance the breadth of its product line, familiarizing customers with entry-level backup and archiving data storage needs with its brand name and products and providing them with migration and upgrade paths to the Company's other products. In addition, the Company's broad product line allows it to purchase tape drives in large volumes, which may enhance its ability to negotiate with key magnetic tape drive suppliers.

     Offer Products in Multiple Drive Technologies. The Company offers automated tape libraries based on each of the magnetic tape drive technologies, including DLT, 4mm/DAT and 8mm, and maintains compatibility with a wide variety of storage management software platforms. The Company's strategy is to work closely with leading tape drive manufacturers in order to rapidly develop products incorporating state-of-the-art technologies. The Company's strategy of developing products based on multiple drive technologies allows the Company to reduce its dependence on any single tape drive technology, as well as offer products which target the specific technology needs of different market segments. In addition, the Company's products are compatible with over 50 storage management software applications.

     Leverage Technology Across Products. The Company is able to leverage nearly a decade of automated tape library research and development across a number of products. The Company has launched six generations of products and is currently developing products featuring the seventh generation of its technology. Successive products and product line extensions build on an existing foundation of technology and knowledge, including operating systems software, electronic hardware and electro-mechanical hardware. Leveraging its existing technology to build a broad product line enables the Company to decrease both the time-to-market and development costs of new products. In addition, this strategy enhances manufacturing leverage and flexibility, as the Company is able to share common parts, manufacturing resources and suppliers across a wide range of products.

     Further Develop Brand Name and Strong Worldwide Distribution Channels. The Company has established and continues to develop strong distribution channels in the North American, European and Pacific Rim markets. The Company has numerous long-standing relationships with national distributors and resellers that have experience in offering the Company's line of products. These distribution channels enable the Company to cost-effectively offer its broad range of branded products to multiple market segments and provide an immediate outlet for new products as they are developed. In addition, the Company believes that as a result of its investment in advertising, promotion and brand development, it will develop brand recognition and customer loyalty, increasing the level of recurring business from its customers. In particular, the Company believes that its distribution relationships and brand name recognition position it well to take advantage of the growth of PC-based client/server networks, including those based on Windows NT. As appropriate, the Company intends to pursue additional channel partnerships to address untapped or underpenetrated market segments.

     Offer Broad Technical Support. The Company views customer service and support as strategically important elements of its business. During the sales process, the Company's sales force and systems engineers provide technical recommendations to its channel partners and end users. After the sale, the Company provides 24-hour-a-day technical support. The Company's technical support staff, which is knowledgeable about storage management software and systems, is able to address customer inquiries beyond the automated tape library hardware level. In situations where problems are beyond the scope of the Company's technical support staff, systems engineers can be made available for telephone or on-site consultation. The Company also offers customers various levels of on-site service programs through third-party providers. Finally, the Company offers a comprehensive training program to resellers and end users.

     Develop or Acquire Related Specialized Storage Products. The Company believes that growth of the client/server network data storage market will create opportunities for it to expand its product offerings. The Company intends to continue to seek out related market niches which leverage its strengths. The Company has over a decade of research and development experience in client/server network data storage and believes this experience may be applied beyond automated tape libraries to other specialized storage products. In addition, the Company believes its distribution channels can be used to distribute related data storage products to end users. New, related storage products could originate from internal research and development or through acquisitions.

PRODUCTS

     The Company's principal products, automated tape libraries, combine proprietary electro-mechanical robotics, electronic hardware and firmware with industry standard, technologically advanced tape drives manufactured by third parties. The automated tape libraries are housed in a desktop, rackmount or floor-standing enclosure. When operated in conjunction with third-party storage management software, the Company's libraries provide a complete solution for systematically and cost-effectively automating data storage backup and archiving in client/server network computing environments.

     The Company offers a family of automated tape libraries and standalone tape drive products with different data storage capacity and data transfer rate characteristics. In addition to automated tape library and standalone tape drive products, the Company supplies its channels and end users with a range of supplemental products, including tape cartridge media, tape magazines, rackmount kits and cables. See "Risk Factors -- Product Concentration."

     The Company's products vary by tape technology, number of tape drives and number of tape cartridges. New library product development is driven by two sources, the identification of new market opportunities and the availability of new tape drive technologies. The identification of new market opportunities results from ongoing work by the Company's sales, marketing and product management organizations to identify new products to fulfill customer and marketplace needs. In addition, the Company maintains close relationships with tape drive manufacturers in order to stay abreast of technology developments. The table below summarizes the configurations and performance of the Company's current automated tape library product line.

                             CURRENT ADIC PRODUCTS

                                                                      DATA STORAGE     DATA TRANSFER
    PRODUCT            TAPE         NUMBER OF      NUMBER OF TAPE       CAPACITY           RATE
OR PRODUCT LINE     TECHNOLOGY     TAPE DRIVES       CARTRIDGES         (GB)(1)         (MB/MIN)(1)
---------------     ----------     -----------     --------------     ------------     -------------
 DATa 8000           4mm/DAT          1                   1                8              44-90
  SDX 300              SDX            1                   1               50               360
   DS9000              DLT            1                   1              20-70           150-600
    800E             4mm/DAT          1                   8               64               90
    1200             4mm/DAT          1                  12               96              44-90
   VLS-4             4mm/DAT         1-2                 15               120            44-180
   VLS-8               8mm           1-2                 11               154            60-120
  VLS DLT              DLT            1                   7             210-490          150-600
 Scalar 218            DLT            2                  18            540-1260         300-1200
 Scalar 224            DLT            2                  24            720-1680         300-1200
 Scalar 448            DLT           2-4                 48            1440-3360        300-2400
 Scalar 458            DLT           2-4                 58(2)         1440-3360        300-2400

---------------

(1) Both capacity and transfer rate values assume 2:1 data compression. Attainment of these capacities and rates depends on system software and hardware performance in addition to library performance. Data storage capacity and data transfer rate ranges for a specific library model are a function of different drive models.

(2) Ten of the 58 tape cartridges in the Scalar 458 are provided by the import/export feature and are not counted in calculating capacity.

     The Company's products range in end-user list price from under $2,000 for a DATa 8000 to over $75,000 for a Scalar 458 with four of the most advanced DLT drives (the DLT 7000). In certain configurations, both the VLS and Scalar series products can be purchased in lower-cost configurations and upgraded in the future as the customer's performance needs grow.

     DATa 8000 Series. The DATa 8000 series is the Company's line of standalone 4mm/DAT drives for use in the smallest backup applications. The DATa 8000 series includes the DATa 8000E, which offers a transfer speed of 90 megabytes per minute, compressed.

     SDX 300 Series. The SDX 300 series is the Company's new standalone 8mm tape drive product that features recently introduced SDX technology from Sony.

     DS9000 Series. The DS9000 series is the Company's line of standalone DLT drives for more demanding backup applications. Several of the DS9000 series models feature a differentiating user-friendly display which displays information regarding drive status and performance.

     800E. The 800E is the Company's recently introduced entry-level library, an autoloader featuring one 4mm/DAT tape drive and up to eight tape cartridges.

     1200 Series. The 1200 series features one 4mm/DAT tape drive and up to 12 tape cartridges. The 1200 series is available with either a Hewlett-Packard tape drive or one of two performance levels of Sony tape drives. Introduced in 1992, the 1200 series is the Company's longest established library.

     VLS Series. The VLS series is available in DLT, 4mm/DAT and 8mm drive versions. The VLS series features a display and an advanced keypad for ease of user operation. The 4mm/DAT and 8mm products are available in versions with two drives or with one drive upgradeable to two. As with the 1200 series, the VLS 4mm/DAT product is available with a Hewlett-Packard tape drive or one of two performance levels of Sony tape drives. Also, the VLS DLT product is available with three performance levels of DLT drives (the 2000xt, 4000 and 7000).

     Scalar Series. The Scalar 224, 448 and 458, the Company's fifth generation of automated libraries, represent the high end of the Scalar product line. These Scalar units utilize DLT drive technology, and are available in three different levels of drive performance (the 2000xt, 4000 and 7000), with up to four drives and a 58 tape cartridge capacity. Fully configured, the Scalar 458 can store over three terabytes of data. Available features include a bar code system, a tape import/export mechanism and rack-mount or free-standing configurations. Critical subassemblies are field replaceable to minimize downtime and enhance serviceability. Additionally, the Scalar 224, 448 and 458 feature upgradability from the lowest-cost base model to the fully featured model.

     The Scalar 218 is the Company's sixth generation and most recently launched library. The Company believes that it is the highest capacity desktop library available, with a maximum capacity of 1.26 terabytes, using two DLT drives and 18 tape cartridges. The Scalar 218 received a Windows NT Magazine UNIX/Windows NT Technology award in October 1996.

     The Company's broad product offerings enable it to address a wide range of backup storage needs within the client/server network environment. The chart below arrays a subset of the Company's library products, excluding Scalar libraries configured with the highest performing DLT tape drives (the DLT 7000), on the critical performance dimensions of data storage capacity and data transfer rate. The full performance range of the Company's Scalar libraries is listed in the table above entitled "Current ADIC Products."

               [GRAPHICS INDICATING CERTAIN CRITICAL PERFORMANCE
                      DIMENSION OF THE COMPANY'S PRODUCTS]

                                Rated Capacity          Transfer Rate
Product                              (GB)                  (MB/Min)
-------                         --------------          -------------
1200                                  96                      44
VLS-4                                120                      88
VLS-8                                154                     120
VLS DLT300                           210                     150
VLS DLT400                           280                     180
VLS DLT700                           490                     600
Scalar 218 (2000xt)                  540                     300
Scalar 224 (2000xt)                  720                     300
Scalar 218 (4000)                    720                     360
Scalar 224 (4000)                    960                     360
Scalar 448/458 (2000xt)             1440                     600
Scalar 448/458 (4000)               1920                     720


STORAGE MANAGEMENT SOFTWARE

     The majority of the Company's products are installed on client/server computer networks in conjunction with storage management software. Currently, over 50 different storage management software packages support one or more of the Company's products. On Microsoft Windows NT and Novell NetWare platforms, these packages include products from Cheyenne Software, Legato Systems, Network Integrity, Seagate Software (Arcada and Palindrome) and STAC. On UNIX platforms, these packages include products from Cheyenne Software, IBM ADSM, Legato Systems, OpenVision Technologies, Spectra Logic (Alexandria) and VERITAS Software.

     The Company works closely with storage management software companies in a number of ways. It periodically engages in discussions with developers at these companies regarding the marketplace, end-user needs and potential solutions to these needs combining the Company's products and the company's storage management software. The Company partners with storage management software companies to offer promotional product bundles, offering customers a special price on the combination of a Company product and a storage management software product. In addition, the Company's field sales force strives to maintain relationships with its counterparts from each of the storage management software companies and frequently participates in joint sales calls and seminars. The Company also maintains technical relationships with developers at these companies, in most cases providing Company products for their use in developing software for these products. The Company's systems engineering lab has many storage management software products running in-house in order to perform ongoing compatibility testing.

SALES AND MARKETING

     The Company's strategy is to deploy a comprehensive sales, marketing and support infrastructure to address the market for client/server network storage peripherals both domestically and internationally. The Company relies on multiple distribution channels to reach end users ranging in size from small businesses to large multinational corporations. The Company's channels include distributors, VARs and OEMs. The Company supports these channels with a field sales force operating out of regional offices in the following locations:
Atlanta, Chicago, Dallas, London, Los Angeles, Munich, New York, Paris, San Francisco, Toronto and Redmond, Washington.

  RESELLERS

     North American Distributors. The Company sells its products to large regional and national distributors that in turn resell the Company's products to national, regional or local VARs with expertise in integrating network solutions for end users. The Company provides support for these VARs through its authorized reseller programs. In the case of larger, more complex sales situations, the Company's field sales force may work in conjunction with a VAR to support the sale. The Company currently has relationships with six major North American distributors -- Access Graphics, Gates/FA, GBC Distributing Inc., Ingram Micro, Tech Data and Tenex. Ingram Micro and Tech Data represented 22.6% and 21.4%, respectively, of the Company's net sales for the fiscal year ended October 31, 1996, and 23.0% and 15.6%, respectively, of the Company's net sales for the three months ended January 31, 1997. See "Risk Factors -- Customer Concentration."

     International Distributors. Similar to North America, the Company also has relationships with a number of large regional and national distributors internationally. International sales represented 36.0% of net sales in fiscal 1996 and 37.2% of net sales in the three months ended January 31, 1997, the majority of which, in each period, occurred in Europe. The Company believes that international markets represent an attractive growth opportunity and intends to expand the scope of its international sales efforts in part by continuing to actively pursue additional international distributors and resellers. See "Risk Factors -- International Operations."

     Premier VAR Program. The Company has direct sales relationships with approximately 25 "Premier VARs" throughout North America and Europe. These Premier VARs are typically larger VARs specializing in data storage and network solutions for client/server networks. Premier VARs assume increased levels of responsibility for sales and support, although they are still occasionally assisted by the Company's field sales force in certain large, complex sales situations.

  OEMS

     The Company sells its products to several companies under a private label or OEM relationship. These companies resell the products under their own brand name, sometimes after enhancing the products technically to target a specific market, performance or application niche. Private labelers and OEMs assume responsibility for product sales, service and support. These relationships enable the Company to reach end-user market niches not served by its other reseller distribution channels. Although not a key component to its strategy, the Company maintains ongoing discussions with private labelers and OEMs, including leading systems suppliers, regarding opportunities with the Company's products. Sales of the Company's products through OEM channels were not material in fiscal 1996 or the three months ended January 31, 1997.

  CORPORATE SALES

     The Company maintains corporate sales relationships with a number of large national and multinational companies, including financial institutions, telecommunications companies, large industrial corporations and professional service firms. In these sales situations, the Company typically works with the company's central information services organization to assess data storage backup needs, and then recommends a solution incorporating the Company's products. The successful culmination of this recommendation may be the establishment of a corporate standard, including a selection of the Company's products. Once this standard is established, organizations throughout the company can purchase the Company's products to meet their needs.

  CORPORATE MARKETING

     The Company supports its channel sales and field sales force efforts with a broad array of marketing programs designed to build the Company's brand name, attract additional resellers and generate end-user demand. Resellers are provided with a full range of marketing materials, including product specification literature and application notes. The Company advertises in key network systems publications and participates in national and regional tradeshows both domestically and internationally. The Company's World Wide Web page features a comprehensive collection of marketing information, including product specification sheets, product user manuals and application notes. The Company's field sales force conducts seminars targeting end users, often with a sales representative from one of the storage management software companies. The Company also conducts sales and technical training classes for its resellers. The Company periodically engages in various promotional activities for resellers and end users, including product-specific rebates, bundling its products with selected storage management software and certificates for free tape drive cleaning cartridges.

     In addition to the activities outlined above, the Company's marketing organization, specifically its product management team, is responsible for initiating development of new products and product line extensions. In order to create the Company's product development plan, the product management team combines its assessment of end-user needs, channel requirements, technology developments and competitive factors with input from the Company's engineering, sales and manufacturing organizations.

CUSTOMER SERVICE AND SUPPORT

     The Company views customer service and support as strategically important elements of its business. The Company's customer service and support effort consists of five components.

     Technical Support. The Company maintains an internal technical support organization. Technical support personnel are available to all customers at no charge via telephone, facsimile and Internet electronic mail to answer questions and solve problems relating to the Company's products. Technical support personnel are not only trained with respect to the Company's products, but also experienced with storage management and network operating system software. Products with problems not resolved via telephone support may be returned to the Company for repair or replacement during the warranty period. For a nominal fee, customers may choose to receive a "hot swap" exchange unit that will be shipped via express mail within 24 hours.

     Systems Engineering. The Company also maintains a staff of systems engineers who provide both pre- and post-sales support to resellers and end users. Systems engineers typically become involved in more complex problem-solving situations involving interactions between the Company's products, the storage management software, the network server hardware and the network operating system. Systems engineers work with resellers and end users both over the telephone and on-site.

     On-Site Service. The Company contracts with third-party service providers to offer on-site service for its products. A wide variety of programs is available, up to and including 24-hour-a-day, seven-day-a-week on-site service.

     Training. The Company offers a comprehensive training program to resellers and end users. Training classes are conducted at the Company's headquarters and on-site at reseller and end-user locations worldwide.

     Warranty. For Company products, parts and labor are generally covered by a two-year warranty. With respect to tape drives and related media used in the Company's products but manufactured by a third party, the Company passes on to the customer the manufacturer's warranty on such tape drives and related media provided by the manufacturer. See "Risk Factors -- Warranty Exposure."

RESEARCH AND DEVELOPMENT

     The Company's research and development team has developed six product generations of automated tape library products. The Company's research and development efforts rely on the integration of multiple engineering disciplines to generate products that competitively meet market needs in a timely fashion. Successful development of automated tape libraries requires the melding of firmware design, electro-mechanical design, electronic design and engineering packaging into a single, integrated product. Product success also relies on the engineering team's thorough knowledge of each of the different tape drive technologies and SCSI protocol. See "Risk Factors -- Technological Changes and Dependence on New Product Development."

     The Company's new product development is frequently stimulated by the availability of an enhanced or new tape drive technology. As they compete in the marketplace, tape drive manufacturers continually invest in research and development to gain performance leadership either by offering increasingly enhanced versions of their current drive products or by introducing an entirely new drive technology. The Company benefits from these industry developments by utilizing these new tape drive technologies in its products. If a new drive is an enhanced version of one already incorporated in one or more of the Company's products, the Company's time and dollar investment to incorporate the new drive can be quite small, with the focus being on verification testing. With new tape drive technology introductions, the level of effort required to develop a corresponding product depends somewhat on the form factors of the drive and media. In cases where the form factors match a drive technology currently supported, the time and investment required can again be quite low. When the form factors differ, the time and investment requirements can grow substantially, and may require development of a new product altogether. Given the importance of relationships with tape drive manufacturers to the Company's success, the Company strives to, and believes it does, maintain close relationships on both a management and a technical level with several tape drive manufacturers. These relationships at times provide early warning of new tape drive technologies and assist the Company in reducing the time-to-market for new product development.

     The Company also identifies and defines new products based on the more traditional identification of a market need which the Company believes it can successfully fill. The Company's sales, marketing, product development and engineering organizations all contribute to this identification process. With these product development efforts, time and investment requirements tend to be significant, in terms of both engineering and tooling for manufacturing. However, the Company has found that it has been able to leverage its previous engineering investments into new products. For example, the firmware, or operating system, of the fifth-generation Scalar library product is based on successive generations of the operating system developed for the Company's first library. Similarly, the Company's engineers have been able to leverage its electro-mechanical and electronic hardware designs from previous products into next-generation designs. In some cases, entire subassemblies are transferable, leveraging not only engineering time but also tooling investments, materials purchasing, inventory stocking and manufacturing.

     The Company's research and development expenses were $1.0 million, $1.1 million and $1.5 million in fiscal 1994, 1995 and 1996, respectively, and $632,000 for the three months ended January 31, 1997. The Company anticipates making comparable or increased investments in research and development efforts in the future.

MANUFACTURING

     The Company's manufacturing processes, which are ISO 9001 certified, entail manufacturing electro-mechanical robotic devices, integrating into them third-party tape drives, and performing testing on the completed device. The Company's manufacturing strategy is to perform product assembly, integration and testing, leaving component and piece part manufacturing to its supplier partners. The Company works closely with a group of regional, national and international suppliers to obtain quality parts and components meeting its specifications. Though the Company's designs are proprietary, the various components are available off the shelf or are manufactured using standard, readily available techniques, limiting supplier base risk and easing volume increases. Inventory planning and management is coordinated closely with suppliers and customers to match the Company's production to market demand. Product orders are confirmed and, in most cases, shipped to the customer within one week. The Company fills orders as they are received and therefore believes that its backlog levels are not indicative of future sales.

COMPETITION

     The market for network data storage peripherals in general, and automated tape libraries in particular, is intensely competitive, fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products they offer. As the Company offers a broad range of automated tape library and complementary products, it tends to have a large number of competitors which differ depending on the particular product format and performance level. With respect to 4mm/DAT products, the Company believes it competes with Hewlett-Packard, Seagate, Sony and Spectra Logic. With respect to DLT products, the Company believes ATL Products, Inc., Breece Hill, Overland Data, Qualstar, Quantum and StorageTek comprise its competition. With respect to 8mm products, the Company believes its competition is represented by Exabyte, Qualstar, Spectra Logic and StorageTek. Since there are relatively low barriers to entry into the automated tape library market, the Company anticipates increased competition from other sources, ranging from emerging to established companies, including large system OEMs. Many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs and more experience and capabilities in manufacturing, marketing and distributing products than the Company. The Company's competitors may develop new technologies and products that are more effective than the Company's products. In addition, competitive products may be manufactured and marketed more successfully than the Company's products. Such developments could render the Company's products less competitive or obsolete, and could have a material adverse effect on the Company's business, financial condition and ability to market the Company's products as currently contemplated. The Company believes the primary competitive factors in the market for network data storage products are performance, reliability, breadth of product line, distribution strength, product availability and price, as well as customer issues, including technical and sales support. The Company believes that it is currently well positioned in its markets along these multiple dimensions and is focused on maintaining its competitive strengths. See "Risk Factors -- Increasing Competition and Potentially Declining Prices."

PROPRIETARY RIGHTS

     Although the Company relies predominantly on its full product line, strong channel structure and nearly a decade of library development experience to compete in its marketplace, it has or is pursuing patents on various design elements of its automated tape library products. There can be no assurance, however, that pending patent applications will ultimately issue as patents or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's proprietary rights. In addition, there can be no assurance that issued patents or pending applications will not be challenged or circumvented by competitors, or that the rights granted thereunder will provide competitive advantages to the Company.

     The Company relies on a combination of patent and trademark laws, trade secrecy, confidentiality procedures and contractual provisions to protect its intellectual property rights. There can be no assurance that these procedures will be successful, that the Company would have adequate remedies for any breach or that the Company's trade secrets and know-how will not otherwise become known to or independently developed by competitors. See "Risk Factors -- Proprietary Technology."

LEGAL PROCEEDINGS

     The Company has no legal proceedings of a material nature underway.

EMPLOYEES (TEAM MEMBERS)

     As of January 31, 1997, the Company had 153 full-time Team Members, including 43 in sales and marketing, 22 in research and development, systems engineering and technical support, 71 in manufacturing and operations, and 17 in finance, general administration and management. None of the Company's Team Members is covered by collective bargaining agreements, and management believes its relationship with Team Members is good.

     The Company's success depends in large part on its ability to attract and retain key Team Members. Competition among network data storage peripheral companies for highly skilled technical and management personnel is intense. There can be no assurance that the Company will be successful in retaining its existing Team Members, or in attracting additional qualified Team Members. See "Risk Factors -- Dependence on Key Employees (Team Members)."

FACILITIES

     The Company currently leases a 41,000-square-foot facility in Redmond, Washington, under a lease which expires in 2005. This facility currently houses the executive offices of the Company, as well as its marketing, sales, customer support, research and development, systems engineering and manufacturing organizations. The Company currently leases office space in the United States and Canada for its eight regional sales offices and in London, England and Paris, France for the sales, marketing and customer support organizations serving Europe, the Middle East and Africa. The Company believes its existing facilities are adequate to support its business needs for at least the next 12 months.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages are set forth in the following table.

          NAME               AGE                               POSITION
-------------------------    ----    -------------------------------------------------------------
Peter H. van Oppen.......     44     Chairman of the Board, President and Chief Executive Officer
Charles H. Stonecipher...     35     Senior Vice President and Chief Operating Officer
Michel R. Grosbost.......     50     President and General Manager, ADIC Europe
William C. Britts........     37     Vice President, Sales and Marketing
Barry W. Brugman.........     51     Vice President, Operations and Finance
Leslie S. Rock...........     39     Treasurer and Chief Accounting Officer
Nathan H. Searle.........     49     Vice President, Engineering
Christopher T.
  Bayley(1)..............     58     Director
Walter P. Kistler(2).....     77     Director
Russell F. McNeill(2)....     85     Director
John W. Stanton(1).......     41     Director
Walter F. Walker(1)(2)...     42     Director

---------------
(1) Member of the Compensation and Stock Option Committee.

(2) Member of the Audit Committee.

     The Board of Directors is divided into three classes. Each director serves for a three-year term and one class is elected each year by the Company's shareholders. Directors hold office until their terms expire and their successors are elected and qualified. Executive officers of the Company are appointed by, and serve at the direction of, the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

     Peter H. van Oppen. Mr. van Oppen has served as Chairman of the Board, President and Chief Executive Officer of ADIC since its acquisition by Interpoint in 1994. In 1996, he was elected to serve as a Director of ADIC for a term expiring at ADIC's annual meeting of shareholders (the "Annual Meeting") in 1999. He has served as a Director of ADIC since 1986. He served as Chairman of the Board of Directors of Interpoint from 1995 until its acquisition by Crane Co. in October 1996. He also served as President and Chief Executive Officer of Interpoint from 1989 until its acquisition by Crane Co. in October 1996, as President and Chief Operating Officer of Interpoint from 1987 to 1989, and as Executive Vice President for Finance and Operations of Interpoint from 1985 to 1987. Prior to 1985, Mr. van Oppen worked as a Consulting Manager at Price Waterhouse LLP and at Bain & Company in Boston and London. He has additional experience in medical electronics and venture capital. Mr. van Oppen also serves as a Director of Seattle FilmWorks, Inc. He holds a B.A. from Whitman College and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

     Charles H. Stonecipher. Mr. Stonecipher has served as Senior Vice President and Chief Operating Officer of ADIC since 1995. Prior to this, he served as Vice President, Finance and Administration and Chief Financial Officer of Interpoint from 1994 to 1995. Prior to joining Interpoint, Mr. Stonecipher worked as a Manager at Bain & Company in San Francisco from 1989 to 1994. Previously, he worked as an engineer at The Boeing Company. He holds B.S. and M.S. degrees in Mechanical Engineering from Stanford University, where he was graduated Phi Beta Kappa, and an M.B.A. from Harvard Business School.

     Michel R. Grosbost. Mr. Grosbost has served as President and General Manager, ADIC Europe since 1994. From 1988 to 1994, Mr. Grosbost served in various general management positions with Gigatape and GigaTrend Europe SARL, predecessor to ADIC Europe. From 1985 to 1988, Mr. Grosbost served as Vice President, International, with Intertechnique. He holds an advanced degree in electrical engineering from the University of Grenoble, France.

     William C. Britts. Mr. Britts has served as Vice President, Sales and Marketing of ADIC since 1995. He has also served as its Director of Marketing since 1995. For seven years prior to joining ADIC, Mr. Britts served in a number of marketing and sales positions with Raychem Corporation and its subsidiary, Elo TouchSystems. He holds B.S. and M.S. degrees in Mechanical Engineering from Virginia Polytechnic Institute and an M.B.A. from Harvard Business School.

     Barry W. Brugman. Mr. Brugman has served as Vice President, Operations and Finance of ADIC since 1994. He previously served as Vice President and General Manager of the Custom Hybrids Division of Interpoint from 1993 to 1994, Vice President of Operations of Interpoint from 1992 to 1993, and Vice President of Marketing of the Custom Hybrids Division of Interpoint from 1989 to 1992. He holds a B.S. in Electrical Engineering from U.C.L.A. and an M.B.A. from the University of Washington, where he was valedictorian.

     Leslie S. Rock. Ms. Rock has served as Treasurer and Chief Accounting Officer of ADIC since January 1997. Ms. Rock served as Treasurer and Secretary of Interpoint from 1994 until its acquisition by Crane Co. in October 1996 and was a consultant to Crane Co. from October 1996 until January 1997. She served as Interpoint's Vice President, Finance, from 1989 to 1994, as its Chief Financial Officer from 1987 to 1994, and as its Controller from 1986 to 1994. Prior to 1986, she was an audit manager at KPMG Peat Marwick. She holds a B.A. in Accounting from California State University, Fullerton, and is a certified public accountant.

     Nathan H. Searle. Mr. Searle has served as Vice President, Engineering of ADIC since 1988. From 1986 to 1988, Mr. Searle served as Vice President of IQ Technologies Inc. Mr. Searle co-founded Output Technology Corporation and served as its Vice President, Engineering, from 1984 to 1985. He holds a B.S. in Electrical Engineering from California Polytechnic University.

     Christopher T. Bayley. Mr. Bayley was elected in 1996 to serve as a Director of ADIC for a term expiring at the Annual Meeting in 1997. He served as a Director of Interpoint from 1987 until its acquisition by Crane Co. in October 1996. He has served as Chairman of Dylan Bay Companies since 1995 and of New Pacific Partners (a Seattle and Hong Kong-based investment bank) since 1992. He served as President and Chief Executive Officer of Glacier Park Company (real estate development), and as Senior Vice President, Corporate Affairs of Burlington Resources Inc. (oil and gas exploration and production company) from 1985 to 1992 and 1989 to 1992, respectively. He is also a Director of The Commerce Bank, Lawyer Selection Advisors and a member of the Board of Trustees of Scenic America, the International Music Festival of Seattle and the E. B. Dunn Historic Garden Trust. He holds an A.B. in History from Harvard University and a J.D. from Harvard Law School.

     Walter P. Kistler. Mr. Kistler was elected in 1996 to serve as a Director of ADIC for a term expiring at the Annual Meeting in 1998. He served as a Director of ADIC for 11 years prior to its acquisition by Interpoint in 1994 and as a Director of Interpoint from 1972 until its acquisition by Crane Co. in October 1996. Mr. Kistler has served as Chairman of the Board of Kistler Aerospace Corporation since 1993. Mr. Kistler served as Chairman Emeritus of the Interpoint Board of Directors since 1987, and served as its Chairman from 1974 to 1987. Mr. Kistler also served as Chairman of Kistler-Morse Corporation (electronic equipment manufacturer) from 1972 to 1995. He studied at the University of Geneva and holds an M.S. in Physics from the Federal Institute of Technology in Zurich, Switzerland.

     Russell F. McNeill. Mr. McNeill was elected in 1996 to serve as a Director of ADIC for a term expiring at the Annual Meeting in 1997. He served as a Director of Interpoint from 1977 until its acquisition by Crane Co. in October 1996. Mr. McNeill served as Secretary Emeritus of Interpoint from 1992 until its acquisition by Crane Co. in October 1996 and as its Secretary from 1977 to 1992. He is the former President of Old National Bank of Washington, and serves as Trustee Emeritus for Whitman College. He holds a B.A. in Mathematics and Physics from Whitman College.

     John W. Stanton. Mr. Stanton was elected in 1996 to serve as a Director of ADIC for a term expiring at the Annual Meeting in 1999. He also served as a Director of ADIC for five years prior to its acquisition by Interpoint in 1994, and as a Director of Interpoint from 1988 until its acquisition by Crane Co. in October 1996. Mr. Stanton has served as Chairman of the Board and Chief Executive Officer of Western Wireless Corporation and its predecessor companies since 1992. Prior to this, he served as a Director of McCaw Cellular Communications, Inc. from 1987 to 1994, serving as Vice Chairman from 1988 to 1991. Mr. Stanton also serves as a Director of SmarTone Inc., a Hong Kong wireless communications company, and as a Trustee of Whitman College. He holds a B.A. in Political Science from Whitman College and an M.B.A. from Harvard Business School.

     Walter F. Walker. Mr. Walker was elected in 1996 to serve as a Director of ADIC for a term expiring at the Annual Meeting in 1998. He served as a Director of Interpoint from 1995 until its acquisition by Crane Co. in October 1996. Mr. Walker has served as President of the Seattle Supersonics National Basketball Association basketball team (a subsidiary of Ackerley Communications, Inc.) since 1994. Prior to this, he served as President, Walker Capital (a money management firm) from March 1994 to September 1994 and as Vice President, Goldman Sachs & Co. (an investment banking firm) from 1987 to 1994. Mr. Walker also serves as a Director of Redhook Ale Brewery, Incorporated and Gargoyles Inc. (eyeware manufacturer). He holds a B.A. in Psychology from the University of Virginia and an M.B.A. from Stanford University.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of January 31, 1997 by (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Company's Chief Executive Officer and the five other most highly compensated executive officers of the Company for the fiscal year ended October 31, 1996, (iv) all directors and executive officers of the Company as a group, and (v) the Selling Shareholder.

                                                 SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE                                 OWNED
                                                     OFFERING(1)            NUMBER OF       AFTER OFFERING(1)(2)
                                                ---------------------        SHARES         ---------------------
              NAME AND ADDRESS                   NUMBER       PERCENT     BEING OFFERED      NUMBER       PERCENT
--------------------------------------------    ---------     -------     -------------     ---------     -------
John W. Stanton(3)..........................      481,464        5.9 %            --          481,464        4.9 %
  10201 Willows Road
  Redmond, WA 98052

Walter P. Kistler(3)(4).....................      328,900        4.0          25,000          303,900        3.1
Peter H. van Oppen(5).......................      124,974        1.5              --          124,974        1.3
Nathan H. Searle(6).........................       54,300          *              --           54,300          *
Christopher T. Bayley(3)(7).................       49,000          *              --           49,000          *
Barry W. Brugman(8).........................       39,050          *              --           39,050          *
Michel R. Grosbost(9).......................       25,000          *              --           25,000          *
Walter F. Walker(10)........................       18,750          *              --           18,750          *
Charles H. Stonecipher(11)..................        9,000          *              --            9,000          *
Russell F. McNeill(12)......................        8,800          *              --            8,800          *
William C. Britts(13).......................        2,000          *              --            2,000          *
All directors and executive officers as a
  group (12 persons)(14)....................    1,149,238       13.8          25,000        1,124,238       11.2

---------------
*    Represents holdings of less than 1%.

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Assuming that the Underwriters' over-allotment option to purchase up to 258,750 shares from the Company is not exercised.

(3) Includes 13,000 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997.

(4) Includes 250,000 shares owned by Foundation for the Future, of which Mr. Kistler is a trustee.

(5) Does not include 10,300 shares that are held in trust for Mr. van Oppen's minor children or 6,000 shares that are held in a trust (of which Mr. van Oppen is a trustee) for the benefit of certain minor relatives of Mr. van Oppen, as to which he disclaims beneficial ownership. Includes 20,000 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 120,000 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(6) Includes 28,300 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 30,200 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(7)  Includes 4,000 shares owned by Mr. Bayley's spouse.

(8) Includes 26,900 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 20,700 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(9) Includes 6,000 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 60,500 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(10) Includes 3,750 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 8,250 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(11) Includes 7,000 shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 118,000 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(12) Represents shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997.

(13) Represents shares subject to issuance upon exercise of options that are currently exercisable or exercisable within 60 days of January 31, 1997. Does not include 75,000 shares subject to issuance upon exercise of options that are not exercisable until more than 60 days after January 31, 1997.

(14) Includes 141,750 shares subject to issuance upon exercise of options and 250,000 shares owned by Foundation for the Future, of which Mr. Kistler is a trustee. Does not include 10,300 shares that are held in trust for Mr. van Oppen's minor children or 6,000 shares that are held in a trust (as to which Mr. van Oppen is a trustee) for the benefit of certain minor relatives of Mr. van Oppen, as to which he disclaims beneficial ownership.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC and Dain Bosworth Incorporated (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholder the following respective numbers of shares of Common Stock:

                                                                        NUMBER OF
                                      NAME                               SHARES
            --------------------------------------------------------    ---------
            Hambrecht & Quist LLC...................................
            Dain Bosworth Incorporated..............................

                                                                        ---------
            Total...................................................    1,725,000
                                                                        =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent accountants. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 258,750 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and certain shareholders of the Company, including the Company's executive officers and directors, who will own in the aggregate 1,124,238 shares of Common Stock after this offering (including shares of Common Stock issuable upon the exercise of certain outstanding options), have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock owned by them during the 90-day period following the date of this Prospectus.

     In general, the rules of the Securities and Exchange Commission (the "Commission") will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling-off" period.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Perkins Coie, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of October 31, 1995 and 1996, and for each of the three years in the period ended October 31, 1996 included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http:/www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. The Company's Common Stock is traded on the Nasdaq National Market.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 0-21103) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996; and

          2. The description of the Common Stock and the Company's preferred stock purchase rights contained in the Company's Registration Statement on Form 10, as amended, effective as of September 10, 1996, including any amendment or report filed for the purpose of updating such description.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 10201 Willows Road, Redmond, Washington 98052,
Attention: Secretary, telephone: (206) 881-8004.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets as of October 31, 1995, October 31, 1996 and January 31,
  1997 (unaudited)....................................................................  F-3
Consolidated Statements of Operations for each of the three years ended October 31,
  1996 and for the three-months ended January 31, 1996 and 1997 (unaudited)...........  F-4
Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended October 31, 1996 and for the three-months ended January 31, 1997
  (unaudited).........................................................................  F-5
Consolidated Statements of Cash Flows for each of the three years ended October 31,
  1996 and for the three-months ended January 31, 1996 and 1997 (unaudited)...........  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of
Advanced Digital Information Corporation

     In our opinion, the consolidated financial statements listed in the index to consolidated financial statements on page F-1 present fairly, in all material respects, the financial position of Advanced Digital Information Corporation and its subsidiary at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Footnote 1, Advanced Digital Information Corporation was a wholly owned subsidiary of Interpoint Corporation prior to October 15, 1996.

Price Waterhouse LLP

Seattle, Washington
November 27, 1996

                    ADVANCED DIGITAL INFORMATION CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              OCTOBER 31,
                                                      ---------------------------     JANUARY 31,
                                                         1995            1996            1997
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $   623,838     $10,436,783     $ 6,795,914
  Accounts receivable, net of allowances of $53,000,
     $187,000 and $210,000, respectively............    5,816,171      12,789,415      15,084,623
  Inventories, net..................................    5,383,931      10,935,520      12,982,015
  Prepaid expenses and other........................      227,449         282,183         234,274
  Deferred income taxes.............................      319,657         474,456         474,456
                                                      -----------     -----------     -----------
     Total current assets...........................   12,371,046      34,918,357      35,571,282
                                                      -----------     -----------     -----------
Property, plant and equipment, at cost:
  Machinery and equipment...........................    1,933,090       2,713,682       2,886,131
  Office equipment..................................      329,686         350,700         355,983
  Leasehold improvements............................      148,193         357,282         353,959
                                                      -----------     -----------     -----------
                                                        2,410,969       3,421,664       3,596,073
  Less: accumulated depreciation and amortization...   (1,234,245)     (1,855,457)     (1,905,148)
                                                      -----------     -----------     -----------
     Net property, plant and equipment..............    1,176,724       1,566,207       1,690,925
                                                      -----------     -----------     -----------
Deferred income taxes...............................       46,009          10,370          10,370
                                                      -----------     -----------     -----------
Other assets........................................      349,251         214,739         219,102
                                                      -----------     -----------     -----------
                                                      $13,943,030     $36,709,673     $37,491,679
                                                      ===========     ===========     ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 3,937,194     $ 8,460,723     $ 6,576,105
  Accrued liabilities...............................      980,725       1,608,132       1,484,133
  Income taxes payable..............................      204,024         253,716         326,375
                                                      -----------     -----------     -----------
     Total current liabilities......................    5,121,943      10,322,571       8,386,613
                                                      -----------     -----------     -----------
Loan from Interpoint................................    5,434,309              --              --
                                                      -----------     -----------     -----------
Commitments (Note 9)................................           --              --              --
Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares
     authorized; none issued and outstanding........           --              --              --
  Common stock, no par value; 40,000,000 shares
     authorized, 8,001,992 and 8,159,176 shares
     issued and outstanding at October 31, 1996 and
     January 31, 1997, respectively.................      701,752      20,329,806      21,555,340
  Retained earnings.................................    2,551,707       5,981,906       7,642,444
  Cumulative translation adjustment.................      133,319          75,390         (92,718)
                                                      -----------     -----------     -----------
     Total shareholders' equity.....................    3,386,778      26,387,102      29,105,066
                                                      -----------     -----------     -----------
                                                      $13,943,030     $36,709,673     $37,491,679
                                                      ===========     ===========     ===========

     See the accompanying notes to these consolidated financial statements.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  THREE MONTHS ENDED JANUARY
                                           YEARS ENDED OCTOBER 31,                            31,
                                 -------------------------------------------     -----------------------------
                                    1994            1995            1996            1996              1997
                                 -----------     -----------     -----------     -----------       -----------
                                                                                 (UNAUDITED)       (UNAUDITED)
Net sales......................  $20,083,275     $31,716,372     $58,956,993     $10,606,380       $20,068,602
Cost of sales..................   13,495,286      22,107,341      41,886,619       7,611,970        14,097,140
                                 -----------     -----------     -----------     -----------       -----------
  Gross profit.................    6,587,989       9,609,031      17,070,374       2,994,410         5,971,462
                                 -----------     -----------     -----------     -----------       -----------
Operating expenses:
  Selling and administrative...    5,000,139       8,001,290       9,846,324       2,149,530         3,047,461
  Research and development.....    1,037,255       1,097,090       1,541,647         300,926           632,015
  Acquisition expense..........      590,000              --              --              --                --
                                 -----------     -----------     -----------     -----------       -----------
                                   6,627,394       9,098,380      11,387,971       2,450,456         3,679,476
                                 -----------     -----------     -----------     -----------       -----------
Operating profit (loss)........      (39,405)        510,651       5,682,403         543,954         2,291,986
                                 -----------     -----------     -----------     -----------       -----------
Other income (expense):
  Interest income (expense)....     (133,787)       (277,451)       (508,492)       (128,789)          115,483
  Foreign currency transaction
     gains (losses)............       31,568         (18,476)        113,821          18,032           138,231
                                 -----------     -----------     -----------     -----------       -----------
                                    (102,219)       (295,927)       (394,671)       (110,757)          253,714
                                 -----------     -----------     -----------     -----------       -----------
Income (loss) before provision
  (benefit) for income taxes...     (141,624)        214,724       5,287,732         433,197         2,545,700
                                 -----------     -----------     -----------     -----------       -----------
Provision (benefit) for income
  taxes:
  Current......................     (183,832)        176,422       1,981,631         141,381           885,162
  Deferred.....................       84,491        (254,104)       (124,098)             --                --
                                 -----------     -----------     -----------     -----------       -----------
                                     (99,341)        (77,682)      1,857,533         141,381           885,162
                                 -----------     -----------     -----------     -----------       -----------
Net income (loss)..............  $   (42,283)    $   292,406     $ 3,430,199     $   291,816       $ 1,660,538
                                 ===========     ===========     ===========     ===========       ===========
Pro forma average number of
  common and common equivalent
  shares outstanding
  (unaudited)..................                    8,010,000       8,274,000
                                                 ===========     ===========
Pro forma net income per share
  (unaudited)..................                  $       .04     $       .41
                                                 ===========     ===========
Average number of common and
  common equivalent shares
  outstanding (unaudited)......                                                                      8,350,000
                                                                                                   ===========
Net income per share
  (unaudited)..................                                                                    $       .20
                                                                                                   ===========

     See the accompanying notes to these consolidated financial statements.

                    ADVANCED DIGITAL INFORMATION CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
 YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND THREE MONTHS ENDED JANUARY 31,
                                      1997

                                           COMMON STOCK                      CUMULATIVE
                                     ------------------------    RETAINED    TRANSLATION
                                       SHARES       AMOUNT       EARNINGS    ADJUSTMENT      TOTAL
                                     ----------   -----------   ----------   ----------   -----------
Balance at September 30, 1993.......  2,436,900   $   613,752   $2,194,399                $ 2,808,151
  Net income October 31, 1993.......                               107,185                    107,185
  Shares canceled in business
     combination.................... (2,436,900)
  Shares issued in business
     combination....................      1,000
  Contribution of capital from
     Interpoint.....................                   88,000                                  88,000
  Net loss..........................                               (42,283)                   (42,283)
  Foreign currency translation
     adjustment.....................                                          $ 66,391         66,391
                                     ----------   -----------   ----------    --------    -----------
Balance at October 31, 1994.........      1,000       701,752    2,259,301      66,391      3,027,444
  Net income........................                               292,406                    292,406
  Foreign currency translation
     adjustment.....................                                            66,928         66,928
                                     ----------   -----------   ----------    --------    -----------
Balance at October 31, 1995.........      1,000       701,752    2,551,707     133,319      3,386,778
  Stock dividend to Interpoint......  8,000,992
  Contribution of capital from
     Interpoint.....................               19,628,054                              19,628,054
  Net income........................                             3,430,199                  3,430,199
  Foreign currency translation
     adjustment.....................                                           (57,929)       (57,929)
                                     ----------   -----------   ----------    --------    -----------
Balance at October 31, 1996.........  8,001,992    20,329,806    5,981,906      75,390     26,387,102
  Exercise of stock options,
     including tax benefit of
     $891,000 (unaudited)...........    157,184     1,225,534                               1,225,534
  Net income (unaudited)............                             1,660,538                  1,660,538
  Foreign currency translation
     adjustment (unaudited).........                                          (168,108)      (168,108)
                                     ----------   -----------   ----------    --------    -----------
Balance at January 31, 1997
  (unaudited).......................  8,159,176   $21,555,340   $7,642,444    $(92,718)   $29,105,066
                                     ==========   ===========   ==========    ========    ===========

     See the accompanying notes to these consolidated financial statements.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         THREE MONTHS ENDED
                                                    YEARS ENDED OCTOBER 31,                  JANUARY 31,
                                            ---------------------------------------   -------------------------
                                               1994          1995          1996          1996          1997
                                            -----------   -----------   -----------   -----------   -----------
                                                                                      (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................  $   (42,283)  $   292,406   $ 3,430,199   $   291,816   $ 1,660,538
  Adjustments to reconcile net income
    (loss) to net cash used in operating
    activities:
    Depreciation and amortization.........      331,153       483,739       607,479       126,655       172,330
    Deferred taxes........................       84,491      (254,104)     (124,098)           --            --
    Assets retired........................       (1,591)        2,156            --            --            --
  Change in assets and liabilities:
    Accounts receivable...................   (1,731,167)   (1,662,846)   (6,999,440)       45,169    (2,370,560)
    Inventories...........................     (151,951)   (2,563,452)   (5,603,131)   (1,300,583)   (2,155,499)
    Prepaid expenses and other............       68,461       (39,788)      (60,355)      (48,587)       42,178
    Income taxes receivable...............     (161,344)      161,344            --            --            --
    Other assets..........................      (15,958)      (59,474)       24,221       (80,564)      (20,132)
    Accounts payable......................      472,649     1,418,558     4,544,059      (233,682)   (1,838,213)
    Accrued liabilities...................     (111,775)      122,416       649,061        69,299       (79,145)
    Income taxes payable..................     (441,703)      204,024        49,692       154,732        78,411
                                            -----------   -----------   -----------   -----------   -----------
Net cash used in operating activities.....   (1,701,018)   (1,895,021)   (3,482,313)     (975,745)   (4,510,092)
                                            -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and
    equipment.............................     (450,702)     (756,935)     (910,718)     (269,302)     (324,338)
  Acquisition of ADIC Europe, net of cash
    acquired..............................     (493,553)           --            --            --            --
                                            -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities.....     (944,255)     (756,935)     (910,718)     (269,302)     (324,338)
                                            -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contribution from Interpoint,
    net of loans forgiven.................           --            --    10,000,000            --            --
  Repayments of long-term debt............     (778,999)           --            --            --            --
  Net increase in loans from Interpoint...    2,357,891     3,076,418     4,218,366       938,072            --
  Proceeds from issuance of common stock
    for stock options, including tax
    benefit...............................           --            --            --            --     1,225,534
                                            -----------   -----------   -----------   -----------   -----------
Net cash provided by financing
  activities..............................    1,578,892     3,076,418    14,218,366       938,072     1,225,534
                                            -----------   -----------   -----------   -----------   -----------
Effect of exchange rate changes on cash...        4,607        15,391       (12,390)      (17,213)      (31,973)
                                            -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash...........   (1,061,774)      439,853     9,812,945      (324,188)   (3,640,869)
Cash and cash equivalents at beginning of
  period..................................    1,080,708       183,985       623,838       623,838    10,436,783
Adjustment to conform fiscal year of ADIC
  (see Note 1)............................      165,051            --            --            --            --
                                            -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period..................................  $   183,985   $   623,838   $10,436,783   $   299,650   $ 6,795,914
                                            ===========   ===========   ===========   ===========   ===========
                               SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid (received) during the period
  for:
  Interest................................  $   142,027   $   277,451   $   508,492   $   128,789   $  (115,483)
  Income taxes............................  $   419,215   $  (147,746)  $   404,668   $        --   $   177,440

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Loans from Interpoint Corporation, in the amount of $9,628,054, were forgiven in October 1996, just prior to the spin-off.

     See the accompanying notes to these consolidated financial statements.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Advanced Digital Information Corporation ("ADIC" or the "Company"), including its wholly owned subsidiary ADIC Europe SARL ("ADE"), designs, manufactures and markets automated high performance data storage products used to file or archive electronic data in conjunction with integrated computer systems, including local area networks, workstations and other microcomputer systems. The Company sells its products on an international basis to original equipment manufacturers ("OEMs"), resellers and end users.

     On February 11, 1994, the Company was acquired by Interpoint Corporation ("Interpoint") pursuant to an Agreement and Plan of Merger dated October 29, 1993, in which the Company was merged into a wholly owned subsidiary of Interpoint. According to the terms of the merger agreement, each outstanding share of common stock of ADIC was converted into .55 shares of Interpoint common stock. A total of 1,340,255 shares of Interpoint common stock were issued to ADIC shareholders. The acquisition was accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations."

     In order to conform ADIC's previous year end of September 30 to Interpoint's year end, ADIC's operations for the month of October 1993 were not included in either fiscal year 1993 or fiscal year 1994. ADIC's net income from October 1993 has increased retained earnings. Results of this month were as follows:

        Net sales........................................................  $1,826,744
        Gross profit.....................................................     673,861
        Income before provision for income taxes.........................     162,402
        Net income.......................................................     107,185

     On October 15, 1996, Interpoint distributed to its shareholders all of the outstanding shares of ADIC (the "Distribution"). The Distribution was made in connection with, and was a condition precedent to, the merger (the "Merger") of Interpoint with a wholly owned subsidiary of Crane Co., a Delaware corporation. Prior to the Merger, Interpoint made a contribution to the working capital of ADIC through the cancellation of all intercompany indebtedness of ADIC and ADE to Interpoint, transferred certain other assets to ADIC, including its ownership of ADE, and contributed additional cash to ADIC for working capital of $10 million. Total capital contributions were $19,628,054.

     The consolidated financial statements for all periods prior to October 15, 1996 reflect the results of operations, financial position, and cash flows of ADIC as a wholly-owned subsidiary of Interpoint and may not be indicative of actual results of operations and financial position of the Company under other ownership.

     As further described in Note 12, on June 17, 1994, the Company completed the purchase of the assets and liabilities of ADE, a manufacturer and integrator of tape storage products for the computer network and workstation markets.

     The consolidated statements of operations reflect certain expense items incurred by Interpoint which were allocated to the Company on a basis which management believes represents a reasonable allocation of such costs to present ADIC as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation and interest expense on intercompany borrowings. Compensation has been allocated based on an estimate of Interpoint personnel time dedicated to the operations and management of ADIC. Interest expense has been allocated based on

                    ADVANCED DIGITAL INFORMATION CORPORATION

Interpoint's borrowing rate and actual intercompany borrowings. A summary of these allocations is as follows:

                                                                 CORPORATE     INTEREST
                              YEAR ENDED:                        EXPENSES      EXPENSE
        -------------------------------------------------------  ---------     --------
        October 31, 1994.......................................  $ 109,233     $ 77,915
                                                                  ========     ========
        October 31, 1995.......................................  $ 175,400     $279,279
                                                                  ========     ========
        October 31, 1996.......................................  $ 177,292     $528,524
                                                                  ========     ========

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     The financial statements consolidate the accounts of ADIC and its wholly owned subsidiary ADE. All intercompany transactions have been eliminated.

     Earnings per share

     Given the Company's historical capital structure as a wholly owned subsidiary of Interpoint, historical earnings per share amounts are not presented in the consolidated financial statements for fiscal 1994, 1995 and 1996 and the three months ended January 31, 1996, as they are not considered to be meaningful. For the three months ended January 31, 1997, primary earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding plus the common stock equivalents attributable to dilutive stock options during the period. Fully diluted earnings per share do not differ materially from primary earnings per share.

     Unaudited pro forma earnings per share

     In connection with the spin-off of ADIC by Interpoint as previously described, Interpoint shareholders received one share of ADIC common stock for each share of Interpoint stock held. Additionally, Interpoint stock options held by ADIC Team Members and Directors were converted in part to cash and in part to ADIC stock options.

     Unaudited pro forma net income per share for the year ended October 31, 1996 is based on the number of shares of ADIC stock outstanding at October 31, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, at the same date. At October 31, 1995, it is calculated based on the number of shares of Interpoint stock outstanding at June 30, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method, of the ADIC stock options outstanding as a result of the spin-off.

     Cash and cash equivalents

     The Company considers short-term investments with maturities from the date of purchase of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

                    ADVANCED DIGITAL INFORMATION CORPORATION

     Property, plant and equipment

     Property, plant and equipment is recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: machinery and equipment and office equipment, 3 to 10 years; leasehold improvements, the life of the lease.

     Income taxes

     Provision for income taxes has been recorded in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." Under the liability method of FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled.

     Commencing February 12, 1994 through October 15, 1996, the Company's operations have been included in consolidated income tax returns filed by Interpoint. Income taxes in the accompanying consolidated financial statements have been computed assuming the Company filed separate income tax returns worldwide. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and from the timing of tax deductions for allowances and accrued expenses.

     Foreign currency translations

     The financial statements of ADE have been translated into U.S. dollars in accordance with FASB Statement No. 52 "Foreign Currency Translation." Under the provisions of this Statement, all assets and liabilities in the balance sheets of ADE, whose functional currency is the French franc, are translated at year-end exchange rates, and translation gains and losses are accumulated in a separate component of shareholders' equity.

     Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income or loss for the period in which exchange rates change. The effect of exchange rate fluctuations on the results of operations is minimized by the offsetting nature of ADE foreign currency transactions.

     Concentration of credit risk

     The Company sells products to a wide variety of industries on a worldwide basis. In countries or industries where the Company is exposed to material credit risk, sufficient collateral, including cash deposits and/or letters of credit, is required prior to the completion of a transaction. The Company does not believe there is a material credit risk beyond that provided in the consolidated financial statements in the ordinary course of business.

     The Company sells a significant portion of its products through third-party resellers and, as a result, experiences individually significant annual sales volumes with major distributors.

                    ADVANCED DIGITAL INFORMATION CORPORATION

     Revenues from major customers approximate the following:

                                                                            THREE MONTHS ENDED JANUARY
                                       YEARS ENDED OCTOBER 31,                          31,
                              -----------------------------------------     ---------------------------
                                 1994           1995           1996            1996            1997
                              ----------     ----------     -----------     -----------     -----------
                                                                            (UNAUDITED)     (UNAUDITED)
REVENUES
Customer A..................  $3,791,000     $5,151,000     $12,610,000     $ 1,682,000     $ 3,139,000
Customer B..................   2,563,000      4,329,000      13,315,000       1,923,000       4,608,000

% OF REVENUES
Customer A..................          19%            17%             21%             16%             16%
Customer B..................          13%            14%             23%             18%             23%

     Revenue recognition

     Revenue from product sales is recorded by the Company when products are shipped to customers. Certain distributors have the right, on a quarterly basis, to return products according to a stock rotation policy. Typically, the value of the products returned cannot exceed 15% of the previous quarter's purchases, the returns must be accompanied by offsetting orders of commensurate value, and the products returned must be new and in sealed cartons. The Company accrues a provision for the estimated sales returns, allowances and discounts in the period the products are shipped to customers.

     Warranty

     For standard Company products parts and labor are covered under warranty for two years. With respect to drives and tapes used in the Company's products but manufactured by a third party, the Company passes on to the customer the warranty on such drives and tapes provided by the manufacturer.

     Research and development costs

     Research and development costs are expensed as incurred.

     Stock-based compensation

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. Under the provisions of this Statement, stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 or the fair value method described in Statement No. 123. Companies choosing the intrinsic-value method will be required to disclose the pro forma impact of the fair value method on net income and earnings per share. The Company plans to implement the Statement in fiscal 1997 using the intrinsic-value method; accordingly, there will be no effect of adopting the Statement on the Company's financial position and results of operations.

     Interim results

     In the opinion of management, the interim consolidated financial statements and related data included herein present fairly the consolidated balance sheet, consolidated statements of operations, changes in shareholders' equity, and of cash flows as of and for the periods presented, and reflect all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the results for the interim periods. The interim results of operations are not necessarily indicative of results to be expected for a full year. The consolidated balance sheet at January 31, 1997 is

                    ADVANCED DIGITAL INFORMATION CORPORATION unaudited as are the consolidated statements of operations and of cash flows for the three-month periods ended January 31, 1996 and 1997 and the consolidated statement of changes in shareholders' equity for the three months ended January 31, 1997.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Estimates that are particularly susceptible to significant change in the near term are the adequacy of the allowances for sales returns and warranty costs.

3.  INVENTORIES

     Inventories are comprised of the following:

                                                   OCTOBER 31,     OCTOBER 31,     JANUARY 31,
                                                      1995            1996            1997
                                                   -----------     -----------     -----------
                                                                                   (UNAUDITED)
    Finished goods...............................  $ 2,887,267     $ 4,688,604     $ 5,637,898
    Work-in-process..............................      885,397       1,503,691       2,321,514
    Raw materials................................    1,883,020       5,602,312       6,071,681
                                                    ----------     -----------      ----------
                                                     5,655,684      11,794,607      14,031,093
    Allowance for inventory obsolescence.........     (271,753)       (859,087)     (1,049,078)
                                                    ----------     -----------      ----------
                                                   $ 5,383,931     $10,935,520     $12,982,015
                                                    ==========     ===========      ==========

4.  ACCRUED LIABILITIES

     Accrued liabilities are comprised of the following:

                                                   OCTOBER 31,     OCTOBER 31,     JANUARY 31,
                                                      1995            1996            1997
                                                   -----------     -----------     -----------
                                                                                   (UNAUDITED)
    Accrued payroll and related liabilities......  $   631,420     $ 1,057,472     $   817,802
    Allowance for warranty returns...............       74,454         354,557         339,324
    Other........................................      274,851         196,103         327,007
                                                    ----------        --------      ----------
                                                   $   980,725     $ 1,608,132     $ 1,484,133
                                                    ==========        ========      ==========

5.  CREDIT AGREEMENT

     ADIC has a $10 million unsecured line of credit with a bank expiring October 31, 1998. All of this line was available at October 31, 1996 and January 31, 1997. Borrowings against the line of credit will bear interest at the bank's prime rate or adjusted LIBOR rate.

6.  CAPITAL STOCK AND STOCK OPTIONS

     At October 31, 1996, the Company had two stock option plans. The 1996 Transition Plan comprises the stock options held by ADIC Team Members and Directors which were converted in connection with the spin-off. There are 476,092 options issued under this plan at exercise prices ranging from $.4397 to $5.2328. Some of these options were granted by ADIC prior to its acquisition in February

                    ADVANCED DIGITAL INFORMATION CORPORATION

1994 and were converted to options to purchase shares of Interpoint common stock at that time. No further options may be issued under this plan.

     In addition, 625,000 shares are reserved under the Company's Stock Option Plan for Team Members, directors, officers, consultants, agents, advisors and independent contractors of the Company. Terms of both plans require the option price to be equal to the fair market value on the date of grant. Options may be exercisable for all or part of the shares as determined by the option and the majority of the options issued under these plans expire five years from the date of grant.

                                                              OUTSTANDING
                                                                OPTIONS           PRICE
                                                              -----------     --------------
    Balance at October 31, 1995.............................          --      $           --
      Options converted in spin-off from Interpoint.........     476,092        .4397-5.2328
      Options granted.......................................     368,500         10.75-13.25
                                                                 -------        ------------
    Balance at October 31, 1996.............................     844,592         .4397-13.25
      Options exercised (unaudited).........................    (157,184)      1.1011-3.8696
      Options granted (unaudited)...........................       4,000         11.00-13.50
                                                                 -------        ------------
    Balance at January 31, 1997 (unaudited).................     691,408      $  .4397-13.50
                                                                 =======

     In July 1996, the Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of ADIC common stock. The Rights Plan is designed to deter coercive takeover tactics and ensure that the Board of Directors can adequately protect the interests of the shareholders in the event of a takeover attempt.

7.  FEDERAL INCOME TAXES

     Income (loss) before provision (benefit) for income taxes was taxed under the following jurisdictions:

                                                              YEARS ENDED OCTOBER 31,
                                                       -------------------------------------
                                                         1994          1995         1996
                                                       ---------     ---------   -----------
    Current income tax:
      U.S. Federal.................................    $(188,832)    $ 166,422   $ 1,881,631
      State and local..............................        5,000        10,000       100,000
                                                        --------     ----------  ------------
      Total current................................     (183,832)      176,422     1,981,631
                                                        --------     ----------  ------------
    Deferred income tax:
      U.S. Federal.................................       16,908       (97,456)     (267,260)
      Foreign......................................       67,583      (156,648)      143,162
                                                        --------     ----------  ------------
      Total deferred...............................       84,491      (254,104)     (124,098)
                                                        --------     ----------  ------------
    Total provision (benefit) for income taxes.....    $ (99,341)    $ (77,682)  $ 1,857,533
                                                        ========     ==========  ============

                    ADVANCED DIGITAL INFORMATION CORPORATION

     The provision (benefit) for income tax differs from the amount computed by applying the statutory federal income tax rate to income (loss) before provision (benefit) for income taxes for the following reasons:

                                                              YEARS ENDED OCTOBER 31,
                                                        ------------------------------------
                                                          1994         1995         1996
                                                        --------     ---------   -----------
    Federal income tax at statutory rate of 34%.....    $(48,152)    $  73,006   $ 1,797,829
    Utilization of net operating loss
      carryforward/removal of valuation allowance...     (61,373)     (139,326)           --
    Tax credits.....................................     (21,255)      (44,874)       (1,000)
    Nondeductible acquisition expenses..............      20,740            --            --
    Activity of foreign subsidiaries................          --        17,848       (35,344)
    State income taxes..............................       5,000        10,000       100,000
    Other...........................................       5,699         5,664        (3,952)
                                                        --------     ----------  ------------
                                                        $(99,341)    $ (77,682)  $ 1,857,533
                                                        ========     ==========  ============

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at October 31, 1995 and 1996 are:

                                                                   OCTOBER 31,     OCTOBER 31,
                                                                      1995            1996
                                                                   -----------     -----------
    Deferred tax assets:
      Inventory reserves.........................................   $ 188,326       $ 297,951
      Team Member benefits, primarily compensated absences.......      34,217          25,081
      Warranty reserves..........................................      20,400          67,671
      Net operating loss carryforwards...........................      97,114              --
      Plant and equipment, excess of book depreciation over tax
         depreciation............................................          --          10,370
      Other......................................................      30,586          83,753
                                                                     --------        --------
              Gross deferred tax assets..........................     370,643         484,826
                                                                     --------        --------
    Deferred tax liabilities:
      Plant and equipment, excess of tax depreciation over book
         depreciation............................................       4,977              --
                                                                     --------        --------
              Gross deferred tax liabilities.....................       4,977              --
                                                                     --------        --------
              Net deferred tax asset.............................   $ 365,666       $ 484,826
                                                                     ========        ========

     Deferred U.S. income taxes are not provided for the earnings of the Company's foreign subsidiary because the Company expects those earnings will be permanently reinvested. Net pretax operating results from the foreign subsidiary are income of $379,000 and $407,000 for fiscal 1994 and 1996, respectively, and losses of $51,000 for 1995.

8.  PROFIT INCENTIVE AND BONUS PLANS

     In fiscal 1995 and 1996, the Company's Team Members participated in Interpoint's noncontributory profit incentive plan for key Team Members and a noncontributory profit-sharing plan for all regular full-time domestic Team Members. These plans are generally based upon pretax profits.

     The profit incentive plan allows the Board of Directors to provide between 5% and 35% of participating Team Members' salaries, after a set minimum profitability is achieved, for distribution to

                    ADVANCED DIGITAL INFORMATION CORPORATION the plan's participants. The profit sharing plan provides that 15% of pretax profits will be contributed to the plan, up to a maximum of one month's pay. Prior to 1995, ADIC Team Members had a separate plan based on certain ADIC financial performance criteria. Profit incentive and profit sharing expenses related to ADIC team members have been reflected in these consolidated financial statements. Contributions to the plans were $123,000 and $433,000 for the years ended October 31, 1995 and 1996. There were no contributions during the year ended October 31, 1994. Contributions for three months ended January 1996 and 1997 (unaudited) were $103,000 and $190,000, respectively.

9.  COMMITMENTS

     The Company leases production and operating facilities in Redmond, Washington. Sales offices are leased at various sites in the United States and Europe.

     Minimum annual rental commitments at October 31, 1996, for noncancelable operating leases are as follows:

                             YEAR ENDING OCTOBER 31,                         AMOUNT
        ------------------------------------------------------------------  --------
              1997........................................................  $460,000
              1998........................................................  $464,000
              1999........................................................  $411,000
              2000........................................................  $432,000
              2001........................................................  $465,000

     Rent expense aggregated $258,000 in fiscal 1994, $253,000 in fiscal 1995 and $400,000 in fiscal 1996. Rent expense for the three months ended January 31, 1996 and 1997 (unaudited) aggregated $76,000 and $116,000, respectively.

10.  RELATED PARTY TRANSACTIONS

     The Company leases its facility located in Redmond, Washington from K-M Properties, a general partnership of which Walter P. Kistler, a director, is a partner. The lease began in September 1995. Rent payments for fiscal 1995 and 1996 were $49,647 and $300,862, respectively, and for the three months ended January 31, 1996 and 1997 were $69,840 and $88,791 (unaudited), respectively.

11.  GEOGRAPHIC SEGMENT INFORMATION

     Major operations outside the United States are comprised of a subsidiary in France. Certain information regarding operations in this geographic segment is presented in the table below. Transfers between geographic segments are made at arm's-length prices consistent with rules and regulations of governing tax authorities. The profit on these transfers is not recognized until sales are made to non-affiliated customers.

     Excluded from U.S. net sales are transfers from the U.S. to ADE of $376,000, $2,925,000 and $6,404,000 in 1994, 1995 and 1996, respectively.
Included in U.S. sales are export sales to unaffiliated customers of $2,006,000, $2,495,000 and $4,666,000 in 1994, 1995 and 1996, respectively.

                    ADVANCED DIGITAL INFORMATION CORPORATION

     Total international sales were $5,508,000, $14,930,000 and $21,216,000 in fiscal 1994, 1995 and 1996, respectively.

                                                      OCTOBER 31,   OCTOBER 31,   OCTOBER 31,
                                                         1994          1995          1996
                                                      -----------   -----------   -----------
    Net sales:
      United States.................................  $16,581,272   $19,281,763   $42,406,762
      Europe........................................    3,502,003    12,434,609    16,550,231
                                                      -----------   -----------   -----------
                                                      $20,083,275   $31,716,372   $58,956,993
                                                      ===========   ===========   ===========
    Operating profit (loss):
      United States.................................  $  (428,280)  $   432,601   $ 5,209,722
      Europe........................................      388,875        78,050       472,681
                                                      -----------   -----------   -----------
                                                      $   (39,405)  $   510,651   $ 5,682,403
                                                      ===========   ===========   ===========
    Identifiable assets:
      United States.................................  $ 5,726,646   $ 8,930,769   $31,797,515
      Europe........................................    2,983,200     5,012,261     4,912,158
                                                      -----------   -----------   -----------
                                                      $ 8,709,846   $13,943,030   $36,709,673
                                                      ===========   ===========   ===========

12.  ACQUISITION OF ADIC EUROPE SARL

     On June 17, 1994, the Company completed the acquisition of substantially all of the assets and the liabilities of ADE, formerly known as GigaTrend Europe SARL, a manufacturer and integrator of tape storage products for the computer network and workstation markets. The acquisition was accounted for by the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" and, accordingly, the operating results from ADE product sales have been included in the Company's consolidated operating results since the date of acquisition. The purchase price of the acquisition was $628,000 and was comprised of cash and the Company's product totaling $540,000, plus stock of $88,000. The purchase price was funded through a capital contribution and intercompany debt from Interpoint. The fair value of the net assets acquired approximated the purchase price and, accordingly, no goodwill was recorded. The fair value of assets acquired, net of cash, was $1,826,000, and liabilities assumed were $1,244,000.

     Net sales and operating income relating to ADE products for the period from June 17, 1994 through October 31, 1994 (post-acquisition) amounted to $3,502,003 and $311,700, respectively.

     The following summary (unaudited), prepared on a pro forma basis, combines the consolidated results of operations for the year ended October 31, 1994 as if ADE had been acquired at November 1, 1993, after including the impact of certain adjustments.

        Net sales.....................................................    $22,833,000
        Net loss......................................................    $  (435,000)

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from consolidated operations.

                               Inside Back Cover

Graphic entitled "A Broad Range of Backup Solutions" displaying in bar graph format the data storage capacity of three categories of the Company's products.

============================================================

        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
   Prospectus Summary....................    3
   Risk Factors..........................    5
   Use of Proceeds.......................   11
   Price Range of Common Stock...........   11
   Dividend Policy.......................   11
   Capitalization........................   12
   Selected Financial Data...............   13
   Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations.......................   14
   Business..............................   20
   Management............................   31
   Principal and Selling Shareholders....   34
   Underwriting..........................   36
   Legal Matters.........................   37
   Experts...............................   37
   Available Information.................   37
   Incorporation of Certain Documents by
     Reference...........................   38
   Index to Consolidated Financial
     Statements..........................  F-1

============================================================
============================================================

                                1,725,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                               HAMBRECHT & QUIST

                                 DAIN BOSWORTH
                     INCORPORATED

                                           , 1997

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the issuance and distribution of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market additional listing fee.

            Securities and Exchange Commission registration fee.....    $ 11,986
            NASD filing fee.........................................       4,455
            Nasdaq National Market additional listing fee...........      17,500
            Blue Sky fees and expenses..............................       5,000
            Printing and engraving expenses.........................      70,000
            Legal fees and expenses.................................      80,000
            Accounting fees and expenses............................      80,000
            Transfer Agent and Registrar fees.......................       5,000
            Miscellaneous expenses..................................      26,059
                                                                        --------
            Total...................................................    $300,000
                                                                        ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Restated Bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 11 of the registrant's Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

     The registrant has entered into an indemnification agreement with each of its directors in which the registrant agrees to hold harmless and indemnify the director to the fullest extent permitted by Washington law. The registrant agrees to indemnify the director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director is, was or becomes involved by reason of the fact that the director is or was a director, officer, employee, trustee or agent of the registrant or any related company, partnership, joint venture, trust or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the director in an official capacity or in any other capacity while serving as a director, officer, employee, trustee or agent, other than an action, suit, claim or proceeding instituted by or at the direction of the officer or director unless such action, suit, claim or proceeding is or was authorized by the registrant's Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by the registrant on account of any suit in which a final, unappealable judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale by the officer or director of securities of the registrant in violation of the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amendments thereto, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the registrant.

ITEM 16.  EXHIBITS

   1.1     Form of Underwriting Agreement
   4.1     Rights Agreement, dated as of August 12, 1996, between ADIC and ChaseMellon
           Shareholders Services, L.L.C., as Rights Agent (Exhibit 4.2)*
   5.1     Opinion of Perkins Coie regarding legality of the Common Stock being registered
  23.1     Consent of Price Waterhouse LLP, independent accountants (contained on page II-5)
  23.2     Consent of Perkins Coie (contained in opinion filed as Exhibit 5.1)
  24.1     Power of attorney (contained on signature page)
  27.1     Financial Data Schedule

---------------

* Incorporated herein by reference to the Company's Registration Statement on Form 10, as amended, effective as of September 10, 1996, filed with the Securities and Exchange Commission.

ITEM 17.  UNDERTAKINGS

     A. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     B. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Redmond, State of Washington, on the 17th day of February, 1997.

                                          ADVANCED DIGITAL
                                          INFORMATION CORPORATION

                                          By      /S/ PETER H. VAN OPPEN

                                            ------------------------------------
                                                     Peter H. van Oppen
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Peter H. van Oppen and Charles H. Stonecipher and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 17th day of February, 1997.

              SIGNATURE                                        TITLE
-------------------------------------  ------------------------------------------------------
       /s/ PETER H. VAN OPPEN          Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
         Peter H. van Oppen

         /s/ LESLIE S. ROCK            Treasurer and Chief Accounting Officer
-------------------------------------  (Principal Financial and Accounting Officer)
           Leslie S. Rock
      /s/ CHRISTOPHER T. BAYLEY        Director
-------------------------------------
        Christopher T. Bayley

              SIGNATURE                                        TITLE
-------------------------------------  ------------------------------------------------------


        /s/ WALTER P. KISTLER          Director
-------------------------------------
          Walter P. Kistler

       /s/ RUSSELL F. MCNEILL          Director
-------------------------------------
         Russell F. McNeill

         /s/ JOHN W. STANTON           Director
-------------------------------------
           John W. Stanton

        /s/ WALTER F. WALKER           Director
-------------------------------------
          Walter F. Walker

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated November 27, 1996 relating to the financial statements of Advanced Digital Information Corporation, which appears in such Prospectus. We also consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated November 27, 1996 included in Advanced Digital Information Corporation's Annual Report on Form 10-K for the year ended October 31, 1996. We also consent to the application of such report to the Financial Statement Schedule for the three years ended October 31, 1996 when such schedule is read in conjunction with the financial statements referred to in our report. The audits referred to in such report also included the Financial Statement Schedule. We also consent to the reference to us under the heading "Experts" in such Prospectus.

Price Waterhouse LLP

Seattle, Washington
February 17, 1997

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
------
  1.1    Form of Underwriting Agreement
  4.1    Rights Agreement, dated as of August 12, 1996, between ADIC and ChaseMellon
         Shareholders Services, L.L.C., as Rights Agent (Exhibit 4.2)*
  5.1    Opinion of Perkins Coie regarding legality of the Common Stock being registered
 23.1    Consent of Price Waterhouse LLP, independent accountants (contained on page II-5)
 23.2    Consent of Perkins Coie (contained in opinion filed as Exhibit 5.1)
 24.1    Power of attorney (contained on signature page)
 27.1    Financial Data Schedule

---------------

* Incorporated herein by reference to the Company's Registration Statement on Form 10, as amended, effective as of September 10, 1996, filed with the Securities and Exchange Commission.